As filed with the Securities and Exchange Commission on May 12, 2006.

Registration Statement No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Fresh Harvest Products, Inc.

Formerly known as Serino 1, Corp.
(Exact name of Registrant as specified in its charter)

New Jersey	**5411**	**33-1130446**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification No.)

3163 Kennedy Boulevard Jersey City New Jersey 07306	**201.217.4137**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

With copies to:

	Thomas E. Boccieri, Attorney at Law
Michael J. Friedman, CEO	**561 Schaefer Avenue**
280 Madison Avenue, Ste 1005	**Oradell, New Jersey 07649-2517**
New York, New York 10016	**Telephone: 201-983-2024**
212.889.5904	**Fax: 201-265-6069**

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: **From time to time after the effective date of this registration statement.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   [X]_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   [ ]_____

CALCULATION OF REGISTRATION FEE

Securiti4es to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Shares of common stock to be offered by the Registrant	7,500,000	$2.00	$15,000,000.00	$1,605.00
Shares of common stock to be offered by selling stockholders	6,366,906	$2.00	$12,733,812.00	$,1,362.52
Total	**13,866,906**	**$2.00**	**$27,733,812.00**	**$2,967.52 (2)**

(1) Estimated solely for purposes of calculating the registration fee under Rule 457(c) of the Securities Act of 1933.

(2) Accompanying this filing.

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

Fresh Harvest Products, Inc.

Maximum of 13,866,906 shares of common stock

Fresh Harvest Products, Inc. ("Fresh Harvest") is offering up to 7,500,000 shares of common stock on a self underwritten basis. The offering price is $2.00 per share and the maximum amount to be raised is $15,000,000. Fresh Harvest intends to offer up to the maximum of 7,500,000 shares directly through its officers and directors to investors. There will be no underwriter or broker/dealer involved in the transaction and there will be no commissions paid to any individuals from the proceeds of this sale.

The offering by Fresh Harvest is being conducted on a best efforts basis. There is no minimum number of shares required to be sold by Fresh Harvest. All proceeds from the sale of these shares will immediately be delivered directly to Fresh Harvest and will <u>not</u> be deposited in any escrow account. If the entire 7,500,000 shares of common stock are sold, Fresh Harvest will receive gross proceeds of $15,000,000 before expenses of approximately $24,000. Fresh Harvest plans to end the offering 90 days from the date of this Prospectus. However, Fresh Harvest may, at its discretion, end the offering sooner or extend the offering up to an additional 90 days for a total of 180 days.. No assurance can be given on the number of shares Fresh Harvest will sell or even if Fresh Harvest will be able to sell any shares.

In addition, this Prospectus relates to the resale of up to 6,366,906 shares of common stock by selling stockholders. The selling stockholders may sell their common stock from time to time in private negotiated transactions. The selling stockholders will offer or sell shares of Fresh Harvest's common stock at $2.00 per share unless and until Fresh Harvest's shares of common stock become quoted the OTC Bulletin Board. Should Fresh Harvest's shares of common stock become listed or quoted, selling stockholders may then sell their shares at prevailing market prices or privately negotiated prices. Fresh Harvest will not receive any proceeds from the sale of the shares of common stock by the selling stockholder. However, Fresh Harvest will pay for the expenses of this offering and the selling stockholders' offering.

Currently, there is no public market for the shares of common stock of Fresh Harvest.

A purchase of Fresh Harvest's common stock is highly speculative and investors should not purchase shares of Fresh Harvest's common stock unless they can afford to lose their entire investment. Investing in Fresh Harvest's common stock involves risks. See "Risk Factors" starting on page 3 for factors to be considered before investing in Fresh Harvest's shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. It is illegal to tell you otherwise.

The information in this Prospectus is not complete and may be changed. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

If Fresh Harvest changes the fixed offering price, it will file an amendment to the registration statement.

The date of this Prospectus is _____, 2006.

Table of Contents

SUMMARY OF OFFERING

About Us

We are a New Jersey corporation that, as a result of a December 16, 2005 acquisition, has entered into the wholesale and retail organic foods business. Prior to this acquisition, we were a "public shell" corporation with no operations or revenues, and our only business activity was to seek a merger or acquisition candidate.

We were originally incorporated in the State of New Jersey on April 21, 2005 under the name of Serino 1 Corp ("Serino 1") to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Serino 1 had been in the developmental stage since inception and from that date it had no operations until the acquisition of a New York corporation Fresh Harvest Products, Inc. on December 16, 2005. In connection with the acquisition, Serino 1 amended its articles of incorporation with the State of New Jersey to change its name to Fresh Harvest Products, Inc. We are now the surviving corporation of this acquisition operating under our new name, Fresh Harvest Products, Inc. (the New Jersey corporation). As a result of the acquisition transaction, we assumed the organic food business operations of the acquired New York corporation and that entity ended its corporate existence. Since the date of the acquisition (December 16, 2005), our only business operations became that of the acquired company. Unless otherwise indicated, use of the terms in this Prospectus such as "We", "Us", "Our" or other similar terms or words refers to the combined entity that survived the acquisition and is now operating as a wholesale and retail organic foods business.

We are a development stage company. We intend to become the first global organic food company to bring to consumers healthy organic food products at reasonable prices through local and regional distributors as well as regional and national supermarkets and warehouse outlets. We have studied and analyzed the organic food market, created brands with distinctive labeling, developed key distribution relationships, established a global procurement program, and assembled a core management team to build the business on a global basis.

Our overall business strategy is to focus on finding quality organic and artisan food products throughout the world and have the "Fresh Harvest" name branded on these organic food products. The food products produced by these artisan farms, co-ops and families are those that have historically been grown exclusively organic. At the outset, we intend offer products that include: olive oils from Spain and North America; coffee from South America, USA and Africa and Fresh Harvest Health Bars that have no refined sugar added, are cholesterol, trans fat, gluten free and low in sodium. We intend to bring healthy, great tasting, organic food products at affordable prices to the mass markets. All packaging has been designed and received approval by the appropriate regulatory authorities. The Company has recently received an order for Fresh Harvest Health Bars and it is now being produced. Management is now presenting the product line to select supermarkets chains in the eastern part of the United States.

We maintain our corporate offices at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306. Our telephone number is (201) 217-4137. We also have an administrative and sales office at 280 Madison Avenue, Suite 1005, New York, New York 10016. The phone number of that office is (212) 889-5904. We also maintain a website at www.freshharvestproducts.com.

The financial statements that are included in this Prospectus have been prepared assuming that we will continue as a going concern. As discussed in Note 3 to the financial statements, we have a working capital deficiency and have accumulated losses since inception. These factors raise substantial doubt about our ability to continue as a going concern. We are in the development stage. Our planned principal activities have commenced, but to date there has been no significant revenue. In a development stage company, management devotes most of its activities to developing a market for its products and services. These consolidated financial statements have been prepared on a going concern basis, which implies that we will continue to realize its assets and discharge its liabilities in the normal course of business. We have not generated significant revenue and have never paid any dividends. Nor is it likely that we will pay dividends or generate significant earnings in the immediate or foreseeable future. Furthermore, there is no guarantee that we will be able to raise any equity financing or generate profitable operations. We have accumulated losses of $775,662 since inception. These factors raise substantial doubt regarding our ability to continue as a going concern.

The Offering: Following is a brief summary of this offering:

Securities being offered	7,500,000 shares of common stock (maximum) offered by our company 6,366,906 shares of common stock offered by the selling stockholders
Number of shares outstanding before the offering	16,166,840 shares of common stock
Number of shares outstanding after the offering	23,666,840 shares of common stock, assuming all offered shares are sold
Offering price per share	$2.00 per share
Net Proceeds to FRESH HARVEST	$14,976,000 assuming all offered shares are sold
Offering Period	90 days from the date of this Prospectus unless extended by us
Use of Net Proceeds	We will apply the net proceeds among the following categories: product design and packaging, advertising, marketing, promotion, inventory, sales and general administration, and working capital; we will not receive any of the proceeds from sales made by the selling stockholders.

Selected Financial Data (Audited)

The following financial information summarizes the more complete historical and audited financial information provided in this registration statement.

	January 31, 2006		October 31, 2005	
Balance Sheet				
Total Assets	$	38,352	$	32,910
Total Liabilities	$	522,433	$	106,455
Stockholders' Equity (Deficit)	$	(484,081)	$	(73,545)

	Three months ended 1/31/06		Three months ended 1/31/05		Inception (11/26/03) through 1/31/06	
Income Statement						
Revenues	$	75	$	-	$	127
Total Expenses	$	530,664	$	9,326	$	775,589
Net Income	$	(530,589)	$	(9,326)	$	(775,662)

Industry and Market Data

This Prospectus includes information with respect to market share and industry conditions from third-party sources or that is based upon estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified any of the data from third-party sources, including *The Natural Food Merchandiser*, *Natural Food Merchandiser*, *Nutritional Business Journal, and Progressive Grocer* and SPINS, Inc. (a source of quantifiable information on retail sales within the natural product industry, see http://www.spins.com). Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources.

RISK FACTORS

Please Consider The Following Risk Factors Before Deciding To Invest In Our Shares Of Common Stock.

Risks Associated With Our Company:

We are a development stage company and may not be able to continue as a going concern and may not be able to raise additional financing.

A note provided by our independent auditors in our financial statements for the period from inception, November 23, 2003, through January 31, 2006 contains an explanatory note that indicates that we are a development stage company and our ability to continue as a going concern and to emerge from the development stage is dependent on continued financial support from its shareholders, raising additional capital to fund future operations and ultimately to attain profitable operations.

We have a working capital deficiency and have accumulated losses since inception. These factors raise substantial doubt about our ability to continue as a going concern. To date there has been no significant revenue. In a development stage company, management devotes most of its activities to developing a market for its products and services. These consolidated financial statements have been prepared on a going concern basis, which implies that we will continue to realize assets and discharge liabilities in the normal course of business. We have not generated significant revenue and have never paid any dividends. Nor are we likely to pay dividends or generate significant earnings in the immediate or foreseeable future. Furthermore, we cannot guarantee that we will be able to raise any equity financing or generate profitable operations. Our accumulated losses since inception are $775,662. These factors raise substantial doubt regarding our ability to continue as a going concern.

This "going concern" note to our financial statements may make it more difficult for us to raise additional equity or debt financing needed to run our business and is not viewed favorably by analysts or investors. We urge potential investors to review our financial statements contained in this Prospectus.

We lack an operating history and have losses that, we expect to continue into the future. If our losses continue, we may have to suspend operations or cease operations.

We have had no significant operating history upon which an evaluation of our future success or failure can be made. Since inception on November 23, 2003, our cumulative net loss is $775,662. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to generate revenues from our planned business operations and to reduce development costs. Without the generation of any revenues or any capital being raised in an equity or debt financing, we will likely have to suspend or cease the initiation of our business plan.

Based upon current plans, we expect to incur $25,000 per month in operating losses in the next 12 to 18 months. This will happen because there are expenses associated with the development and implementation of our business plan. We cannot guaranty that we will be successful in generating revenues in the future or that we will be able to sell any shares in this offering or that we will be able to raise any working capital for operating funds in any other manner. Failure to generate revenues or raise any financing may cause us to go out of business.

We are relatively new to the organic food marketplace with a limited history of operations and, as a result, our ability to operate and compete effectively may be affected negatively.

In deciding whether to purchase shares of our common stock, and the likelihood of our success, you should consider that we are relatively new to the organic food marketplace and have a limited operating history upon which to judge our current operations. As a result, it is difficult to fairly assess our future operating performance or our future financial results or condition by comparing our limited operating history against our past or present equivalents.

Also, the development, management and marketing of organic health and wellness oriented consumer food products is characterized by rapid changes, including frequent introductions of new products, services, and industry standards. Our future success will depend on our continued ability to adapt to these changes and continually improving our products and services, as well as, the development and maintenance of the organizational infrastructure necessary to support our proposed business. Our future success will also depend in large part on our continued ability to develop and enhance our products and services. There is the risk that we will not be able to effectively adapt to the continual industry changes. Also, if we are unable to develop and introduce enhanced or new products and services quickly enough to respond to market or industry requirements or to comply with emerging industry standards, or if our products and services do not achieve market acceptance, we may not be able to compete effectively.

We do not have sufficient funds to complete our proposed plan of operation and as a result may have to suspend or cease operations.

Each of the phases of our plan of operation is limited and restricted by the amount of working capital that we have and are able to raise from financings and generate from business operations. Currently we do not have sufficient funds to initiate or complete each phase of our proposed plan of operation. As a result, without additional financing, we may have to suspend or cease its operations.

As of January 31, 2006, we had $35,677 in cash. Until we are able to generate any consistent and significant revenue we will be required to raise additional funds by way of equity or debt financing to finance its operations. At any phase of our plan of operation, if we find that we do not have adequate funds to complete a phase, we may have to suspend our operations and attempt to raise more money so we can proceed with our business operations. If we cannot raise the capital to proceed, we may have to suspend operations until we have sufficient capital.

We currently estimate that we will need to raise additional capital of approximately $10,000,000 to proceed with and complete our plan of operation and will be relying on the proceeds to be raised in this offering for most, if not all, of the required capital. In the event that we do not raise at least that amount in this offering, we will need additional funds to complete our proposed plan of operations. We cannot provide any assurance that we will be successful in obtaining additional funds, either through the issuance of equity or loans on terms that are acceptable to us.

We will also require additional financing if the costs of the proposed phases of the plan of operation are greater than anticipated. Furthermore, we will require additional financing to sustain our business operations if we are not successful in earning revenues from our business operations. We can provide no assurance to investors that we will be able to find additional financing if required. Any sale of additional shares will result in dilution to existing shareholders, which may, as a result, depress our stock price, if a trading market in our common stock develops.

Failure to successfully compete in the organic retail packaged food industry with established distributors, wholesalers and retailers may result in our inability to continue with our business operations.

The retail food packaged goods industry is experiencing rapid growth and expansion in all areas of natural and organic food product offerings to consumers. It is intensely competitive and is expected to become even more competitive in the near future - worldwide. We will be competing with a number of companies which have considerably greater financial, personnel, marketing, and technical and operating resources. Consequently, such competitors may be in a better position than us to take advantage of market needs, acquisitions and other opportunities, and devote greater resources to the marketing and sale of their products and services.

Many of our current competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of these well established competitors include: Dean Foods Company, General Mills, Inc., Nestle S.A., Kraft Foods Inc., Groupe Danone, Kellogg Company, PepsiCo, Inc. and Sara Lee Corporation. Some of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies, and devote substantially more resources to their product acquisition and marketing activities than we do. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. These competitors may be able to benefit from economies of scale, pricing advantages or the introduction of new products that may compete with our products. Retailers also market competitive products under their own private labels. We cannot assure you that we will be able to compete successfully against current and future competitors.

To meet such competition, we will attempt to employ qualified personnel, provide high quality products and services, and attempt to maintain a lower cost of production than our competitors. We also believe that our ability to compete successfully will depend on such factors as marketing presence; our marketing abilities; the pricing policies of our competitors; the timing of our introductions of new products and services; our ability to keep costs down; our ability to adapt to changing market conditions; and industry and general economic trends. We cannot provide potential investors any certainty that we will be able to locate or retain such personnel, keep costs down or provide such competitive products and services on terms favorable to us.

If we are unable to develop and introduce enhanced or new products or services quickly enough to respond to market requirements or to comply with emerging industry standards, or if our products or services do not achieve market acceptance, we may not be able to compete effectively. Competitive pressures created by any one of our competitors could have a negative impact on our business, results of operations and financial condition and as a result, we may not be able to continue with its business operations.

Only one of our officers and directors will devote his full time to the affairs of our company. Accordingly, most of our management team has a conflict of interest especially regarding time commitments to other business obligations. This may negatively affect our operations.

Only our president and chairman of the board, Michael J. Freidman, will devote his full business time to our affairs. Our other officers and directors have other obligations that prevent each of them from devoting his full time to our operations. Accordingly, each will devote only an amount of his time that he, in his sole discretion, feels is necessary for our success and is not consumed by other commitments. This time may not be sufficient for us to be successful. This will slow our operations and may reduce our chance to be successful and as a result, we may not be able to continue with our business operations.

Since our management lacks any formal training or experience in operating an organic food business, we may have to hire or retain qualified personnel, including independent consultants. If we are unable to hire or retain any qualified personnel, we may have to suspend or cease operations, which will result in the loss of your investment.

Although we believe that the members of our management possesses significant marketing experience, such experience has been primarily limited to their respective fields of expertise and not the organic food business and likely will not be applicable to the marketing of a product area that we may chose to enter. Because of this limited experience, we may be forced to hire or retain qualified management, employees or consultants to perform administrative, sales or marketing roles related to our business.

In addition, since our management team has limited or no direct training or experience in these areas, the management team may not be fully aware of all of the specific requirements related to working within this industry. Accordingly, management's decisions and choices may not take into account standard managerial approaches organic food companies may commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result, we may have to suspend or cease operations that will result in the loss of your investment.

Competition for qualified personnel is intense and we may not be able to hire or retain qualified personnel, which could also have a negative impact on our business.

We will be dependent upon third parties and certain strategic relationships, including the manufacturers of the products we intend to sell.

We will be dependent on our relationships with certain manufacturers, food retailers, food brokers, distributors, joint venture partners and strategic alliance partners. We do not have long term contracts or arrangements with any supplier of products; therefore there is no assurance of availability of inventory. Our business is also generally dependent upon our ability to obtain the services of marketing, public relations and advertising experts. Our failure to obtain the services of any person or entity upon which we are dependent, or the inability to replace such relationship, if lost, or if our suppliers were to stop supplying us products on acceptable terms or at all, would have a negative effect on our business. Specifically, all or any of these would have a material adverse impact on our business prospects, financial condition and results of operations. This would be especially true if we were not able to acquire products from other suppliers in a timely manner and on acceptable terms. In addition, we will have a particular dependence on the telephone, the Internet and the integration of these two mediums into our information management system. Any disruption on the flow of information and data to this system will significantly impact service to customers and therefore financial performance. Because we do not manufacture the products we plan to sell and distribute, we cannot assure our potential investors that any or all of the products we will sell meet all federal regulatory requirements pertinent to maintaining the organic label promoted to consumers.

Our business exposes us to potential product liability claims, and we may incur substantial expenses if we are subject to such liability claims or litigation; this can result in a negative impact on our business especially since we do not maintain liability insurance coverage.

Food products involve an inherent risk of product liability claims and associated adverse publicity. We may be held liable if any product we sell causes injury or is otherwise found unsuitable. Currently, we do not carry any product liability insurance or general business coverage. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. These costs would have the effect of increasing our expenses and diverting management's attention away from the operation of our business, and could harm our business.

An inability to use our trademark and/or our trade names could have a material adverse effect on our business

We believe that brand awareness is a significant component in a consumer's decision to purchase one product over another in the highly competitive food, beverage and personal care industry. We have two trade names associated with our business, the terms "Fresh Harvest" and "Wings of Nature", and one trademark, the Wings of Nature™ symbol. Although we endeavor to protect our trademark and trade names, there can be no assurance that these efforts will be successful, or that third parties will not challenge our right to use one or more of its trademarks or trade names. Our failure to sell products under established brand names could have a material adverse effect on our business, results of operations and financial condition. We believe that our trademarks and trade names will be significant to the marketing and sale of our products and that the inability to utilize certain of these names could have a material adverse effect on our business, results of operations and financial condition.

Risks Associated With Our Industry:

Consumer preferences are difficult to predict and may change

A significant shift in consumer demand away from our products, if one develops, or organic or health food products, in general, or our failure to maintain a market position, if one develops, could reduce our sales or any brand recognition that we may develop, which could harm our business. While we plan on to diversify our product offerings, we cannot be certain that there will be a demand for our products, or if one develops, if it will continue in the future.

Our business will be primarily focused on sales of natural and organic products in markets geared to consumers of natural foods, specialty beverages, non-dairy beverages, cereals, breakfast bars, canned soups and vegetables, snacks and cooking oils, which, if consumer demand for such categories were to decrease, could harm our business. Consumer trends change based on a number of possible factors, including:

- Nutritional values, such as a change in preference from fat free to reduced fat to no reduction in fat, to complex only, low or no carbohydrates; and
- A shift in preference from organic to non-organic and from natural products to non-natural products.

Some of our products or their ingredients will be subject to import risk

We will be making our product purchases or their ingredients from foreign and domestic manufacturers, importers and growers, with the majority of those purchases occurring outside of the United States. We anticipate that many of the ingredients are presently grown in countries where labor-intensive cultivation is possible, and where we will often have to educate the growers about product standards. We will have to perform laboratory analysis on incoming ingredient shipments for the purpose of assuring that they meet our quality standards and those of the Food and Drug Administration (the "FDA".) and the United States Department of Agriculture ("USDA").

Our ability to ensure a continuing supply of ingredients at competitive prices depends on many factors beyond our control, such as foreign political situations, embargoes, changes in national and world economic conditions, currency fluctuations, forecasting adequate need of seasonal raw material ingredients and unfavorable climatic conditions. We intend to take steps intended to lessen the risk of an interruption of supplies, including identification of alternative sources and maintenance of appropriate inventory levels. Our failure to maintain relationships with suppliers or find new suppliers, observe production standards for our foreign procured products or continue a supply of products or ingredients from foreign sources could harm our business.

We are subject to risks associated with our international operations, including foreign currency risks

Operating in international markets involves exposure to movements in currency exchange rates, which are volatile at times. The economic impact of currency exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors. These changes, if material, could cause adjustments to our financing and operating strategies. We expect that international operations will compose approximately 15% of our operations.

Our non-U.S. operations will be subject to risks inherent in conducting business abroad, many of which are outside our control, including:

- Periodic economic downturns and unstable political environments;
- Price and currency exchange controls;
- Fluctuations in the relative values of currencies;
- Unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;
- Compliance with applicable foreign laws; and
- Difficulties in managing a global enterprise, including staffing, collecting accounts receivable and managing distributors.

Our products must comply with government regulation

The USDA has adopted regulations with respect to a national organic labeling and certification program which became effective February 20, 2001, and fully implemented on October 21, 2002. We currently plan to manufacture, produce, market or distribute approximately 30 organic products which are covered by these regulations. Future developments in the regulation of labeling of organic foods could require us to modify the labeling of our products, which could affect the future sales of our products and thus harm our business.

In addition, on January 18, 2001, the FDA proposed new policy guidelines regarding the labeling of genetically engineered foods. The FDA is currently considering the comments it received before issuing final guidance. These guidelines, if adopted, could require us to modify the labeling of our products, which could affect the sales of its products and thus harm its business.

The FDA published the final rule amending the Nutritional Labeling regulations to require declaration of "Trans Fatty Acids" in the nutritional label of conventional foods and dietary supplements on July 11, 2003. The final rule was effective on January 1, 2006. Additionally, an allergen labeling law was passed and signed on August 3, 2004. This law requires certain allergens to be clearly labeled by January 1, 2006. Additionally, Canada has adopted new food labeling regulations that were implemented by December 12, 2005, which require a Nutritional Facts panel to be on most food packages. Many of our products will have to comply with these recent changes, including all of our products that may be sold into Canada. Any change in labeling requirements for our products may lead to an increase in packaging costs or interruptions or delays in packaging deliveries.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. In addition, we will be subject of foreign countries where we may produce, process, package or market our products. If we fail to comply with any applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition.

Product recalls could have a material adverse effect on our business

Manufacturers and distributors of products in our industry are sometimes subject to the recall of their products for a variety of reasons, including product defects, such as ingredient contamination, packaging safety and inadequate labeling disclosure. If any of our products are recalled due to a product defect or for any other reason, we could be required to incur the expense of the recall or the expense of any resulting legal proceeding. Additionally, if one of our significant brands were subject to recall, the image of that brand and of our business could be harmed which could have a material adverse effect on our business.

We will rely on independent certification for a number of our natural and organic food products

We will rely on independent certification, such as certifications of our products as "organic" or "kosher" to differentiate our products from others. The loss of any independent certifications could adversely affect market position as a natural and organic food company, if one is achieved, which could harm our business.

We will have to comply with the requirements of independent organizations or certification authorities in order to label our products as certified. For example, we could lose an "organic" certification if a manufacturing plant became contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. Similarly, we could lose our "kosher" certification if any part of the process involving our kosher chickens does not meet the requirements of the appropriate kosher supervision organization

Due to the seasonality of many of our products and other factors, our operating results are subject to quarterly fluctuations

Some our products' potential sales may be affected by seasonality and, as a result, our quarterly results of operations may fluctuate. The seasonal trends may result from increased demand for some of our products such as baking and cereal products and soups during the cooler months while our snack food product lines may be stronger in the warmer months.

In addition, quarterly fluctuations in our future sales volume and operating results may be due to a number of factors relating to our business, including the timing of trade promotions, advertising and consumer promotions and other factors, such as the aforementioned seasonality, inclement weather and unanticipated increases in labor, commodity, energy, insurance or other operating costs. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, you may not be able to rely on our quarterly operating results as indications of future performance.

Our growth, if any, is dependent on its ability to introduce new products and improve existing products

Our intended growth depends in large part on our ability to generate and implement improvements to our existing products and to introduce new products to consumers. The innovation and product improvements are affected by the level of funding that can be made available, our success or failure to develop and test new product prototypes, and the success of our management in rolling out any resulting improvements in a timely manner. If we are unsuccessful in implementing product improvements that satisfy the demands of consumers, our business could be harmed.

Risks Associated With This Offering And Our Common Stock:

This offering is on a best efforts basis with no minimum amount required to be raised and as a result we can accept your investment funds at anytime without any other investment funds being raised; we have no experience in raising money, and may be likely to raise only a minimal amount of funds.

There is no minimum amount required to be raised before we can accept your investment funds. As the offering is based on a best effort with no stated minimum and, as a result, investment funds will not be placed in an escrow account pending the attainment of a minimum amount of proceeds. Once we have accepted your investment funds, there will have no obligation to return them even if no other investment funds are raised.

Since we are not experience in raising funds, it is likely that we will raise only a minimal amount. The less funds that we raise in this offering, the more likely it will be that we fail in our business plan.

No public trading market may develop for our common stock and as a result you may not be able to resell your stock.

There is currently no public market for the shares of our common stock. Therefore, there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you want to resell your shares, you will have to locate a buyer and negotiate your own sale. There can be no assurance that a liquid public market on a stock exchange or quotation system will develop, or be sustained after the offering. The lack of a liquid public market will reduce your ability to divest any or all of your investment in our company.

If and when our shares of common stock are listed for trading, any sale of a significant amount of our shares of common stock into the public market may depress the trading our stock price, if one develops.

Our executive officers, directors and current principal shareholders currently own 12,940, 000 shares of our common stock, which represents 80.2% of the 16,166,840 issued and outstanding shares of our common stock. All of these shares are restricted from trading and have not been previously registered for resale nor are they being registered for resale in this registration. Currently, there are no outstanding shares of our common stock of that are freely tradable. They are, however, all subject to be sold under the provisions of Rule 144. Of our 16,166,840 shares of common stock presently outstanding, 6,366, 906 are being registered in this Prospectus for immediate public resale by certain shareholders (the "Selling Shareholders").

If our shares of common stock are listed for trading, our officers and directors and certain principal shareholders mentioned above may sell in the future, large amounts of common stock into the public market over relatively short periods of time subject to Rule 144. Any sale of a substantial amount of our common stock in the public market by the aforementioned officers, directors or principal shareholders, or the Selling Shareholders may adversely affect the trading price of our common stock, if one develops. Such sales, in general, may depress the trading price of our stock, if one develops, and if made by our officers and directors, in particular, could create a public perception of difficulties or problems with our business and may have an even more depressing effect on the stock price.

Because our officers, directors and certain principal shareholders will own more than 50% of the outstanding shares after this offering, they will be able to decide who will be elected to the board of directors and you may not be able to elect any board member, which may lead to the entrenchment of management, and will also be able to impede or effect a change of control or a sale of assets.

Our executive officers, directors and principal shareholders currently own 12,940,000 shares of our common stock, which represents 80.2% of the 16,166,840 issued and outstanding shares of our common stock. Even if the maximum offering of 7,500,000 shares completed, of which we cannot be assured, our executive officers, directors and principal shareholders will still own 54.67% of the then issued and outstanding shares of our common stock. Accordingly, since our certificate of incorporation or by-laws do not provide for cumulative voting in connection with election of our board of directors, these shareholders may be able to control the election of our board of directors indefinitely. Accordingly, minority shareholders would not have representation on the board and not have any say in the management of our company, effect a change of control or effect a sale of assets.

Subscribers to this offering will suffer immediate and substantial dilution.

Subscribers of the shares of common stock offered will suffer immediate and substantial dilution. As a result, you will pay a price per share that substantially exceeds the value of our assets after subtracting our liabilities. If all shares of the offering are subscribed for, the subscribers will contribute 98.09% of all capital contribution received by us since November 26, 2003 (the date of incorporation of the acquired New York corporation), but will own only 15.76% of the shares of common stock issued and outstanding. See "Dilution" on page 12 for more information.

We do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our shares of common stock and have no plans to do so in the foreseeable future. We intend to retain earnings, if any, to develop and expand its business operations.

"Penny Stock" rules may make buying or selling our shares of common stock difficult, and severely limit the market and liquidity of the shares of common stock.

Trading in our shares of common stock is subject to certain regulations adopted by the SEC commonly known as the "Penny Stock" rules. If and when our shares of common stock are listed for trading, it is likely that the shares will trigger and be subject to the "penny stock" rules. These rules govern how broker-dealers can deal with their clients and "penny stocks". The additional burdens imposed upon broker-dealers by the "penny stock" rules may discourage broker-dealers from effecting transactions in our securities, which, in turn, could severely limit their market price and liquidity of our securities. See "Penny Stock rules" on page 42 for more details. The penny stock markets have suffered in recent years from fraud and abuse arising from one or a few broker dealers controlling the market for a security, high pressure sales tactics used by boiler room practices, manipulation of prices through pre-arranged transactions followed by a large volume sale by broker dealers, misleading information be disseminated, and excessive mark-ups and undisclosed bid-ask differentials by selling broker dealers.

USE OF PROCEEDS

The following table shows the intended use of the proceeds of this offering, depending upon the number of shares sold. The offering is being made on a self-underwritten basis for a maximum of 7,500,000 shares of common stock. The offering price per shares is $2.00. The table below sets forth the use of proceeds if 20%, 40%, 60%, and 100% of the offering is sold

Gross Offering Proceeds:

Shares Sold:	1,500,000	3,000,000	4,500,000	7,500,000
Gross Proceeds	$3,000,000	$6,000,000	$9,000,000	$15,000,000
Offering Expenses	$ 24,000	$ 24,000	$ 24,000	$ 24,000
Net Proceeds	$2,976,000	$5,976,000	$8,976,000	$14,976,000

The net proceeds are estimated to be used as follows:

Product Design and Packaging	$ 125,000	$ 250,000	$ 375,000	$ 625,000
Advertising	$ 350,000	$ 700,000	$ 1,050,000	$ 1,750,000
Marketing	$ 500,000	$1,000,000	$ 1,500,000	$ 2,500,000
Promotion	$ 250,000	$ 500,000	$ 750,000	$ 1,250,000
Inventory	$ 700,000	$1,400,000	$ 2,100,000	$ 3,500,000
Sales and General Administration	$ 700,000	$1,400,000	$ 2,100,000	$ 3,500,000
Working Capital	$ 351,000	$ 726,000	$ 1,101,000	$ 1,851,000
Net Use of Proceeds	$2,976,000	$5,976,000	$ 8,976,000	$14,976,000

The estimated offering expenses are comprised of: SEC filing fee - $3,000; transfer agent fees - $1,500; printing expenses - $2,000; EDGAR filing fees - $2,500; accounting fees and expenses - $5,000; and legal fees - $10,000. Even if the offering is 100% subscribed for, we will not have sufficient funds to cover our anticipated costs during the next 12 months and we will have to raise additional funds either from equity offerings, debt offerings, or revenue generation.

Product design and packaging costs paid to outside designers to completing the packaging designs for products that are under development, and for new product packaging design.

Advertising costs are comprised of placing advertisements in store ROTO's (weekly 8 to 12 page sales newspapers sent to store customers), using celebrities and chefs as spokespersons to drive home the healthy benefits of the Fresh Harvest product line and create a brand image of quality at reasonable costs, that could be used in print ads, infomercials and other media endeavors.

We will support our advertising efforts with a public relations campaign that will be kicked off by sending product samples to many regional and national newspaper food editors, magazine food editors, and TV shows. We will be actively pursuing these types of shows to present the benefits and uniqueness of our Company's products.

Marketing costs are comprised of traditional and "guerilla" style marketing. Traditional marketing includes targeting audiences by using slogans, packaging design, celebrity endorsements and general media exposure. Guerilla style marketing is defined as using unconventional marketing intended to get maximum results from minimal resources. We will consider utilizing some or all of such guerilla marketing tactics as targeted legal attacks on the competition, product comparison advertising, short-term alliances, selective price cuts, deliberate sabotage of the competitions test markets, marketing research, advertising campaigns, or sales promotions, and orchestrating negative publicity for a competitor. The Company's website will be marketed through the use of superior search engine placement, banner advertisements, cross marketing among other affiliated website, an affiliate marketing program and placement of the website URL's on all product information, marketing materials and Corporate literature.

Marketing costs will also include enhanced search engine placement with premium website design techniques including meta-tag saturation; routine, regimented search engine submission; keyword propagation; and for fee placement. The design of the pages within the website will include meta-tag under layers that allow the search engines' spiders to more readily find the website and its content. We intend to outsource search engine and keyword submission to one of several reputable companies that for a fee systematically submit website information and keywords to search engine and directory database management systems to ensure a higher placement of our Company's website in search results.

We will apply the marketing funds to specific supermarket chain targeted marketing programs and sale/discounts. We intend to develop a store specific program that taps into a chain store's target marketing/loyalty card system, which dispenses coupons for our products when similar products are purchased. We will author editorials and submit them to food magazines covering the organic food market; editorials that will present the thesis that Company's products are beneficial, unique and healthy for consumers.

We currently maintain a website for our product offerings. The universal resource locator ("URL") for this website is www.freshharvestproducts.com. This site is informational with no eCommerce capabilities at this time. The Company intends to implement more comprehensive database driven, dynamic, flash and eCommerce enabled website to replace the present site.

The improved eCommerce enabled site for the Fresh Harvest brand of products will promote and sell the all the Company's available products. The site will have offerings including FAQ's concerning health issues and concerns for adults and children, new products and links to other sites that can save consumers money. There will be message boards available for visitors to talk to each other and when available health professionals to talk about health issues and organic foods.

Banner advertisements will be purchased on a contractual, per impression basis for all Company websites to attract visitors from the population of web users that are not actively looking to purchase the Company's products. Banner placement and campaigns will be highly targeted in both their audience and in the sites in which they appear. For example, banner ads may appear in IVillage.com, Shape.com, Fitness.com, WieghtWatchers.com or any number of sites targeting women, particularly women who are actively trying to change their lives and their appearance.

Promotion costs are comprised of in-store efforts that will include free samples, tastings, end-caps and displays. In-store promotion efforts will use the store audio system to take advantage of that method of communicating "new news" about Fresh and its products. Point-of-sale materials will be created including: recipes, shelf talkers, shelf coupon dispensers, and banners. Fresh Harvest will propose that those stores in any chain it services, that have very up-scale demographics, allocate space for a Fresh Harvest "Power Station". This would be a section of an aisle (4-6 feet) dedicated to Fresh Harvest products. The Company would supply staff to demo how the Fresh products featured in this section can be used for family meals whether lunches or dinners. Fresh Harvest will give sample products directly to consumers from a booth in Grand Central Terminal, New York City.

Inventory costs are comprised of purchasing packaged organic food products that Fresh Harvest will then sell to retailers, distributors and institutions.

Sales and General Administration costs are comprised of employee salaries, rent, phone expenses, sales expenses (travel and entertainment), insurance costs, utilities, accounting and legal fees.

If only a portion of the offering is completed not described in the above table, the funds will be prorated according to the ratios indicated in the above breakdown of the Use of Proceeds table, above..

The projected expenditures shown above are only estimates or approximations and do not represent a firm commitment by us. To the extent that the proposed expenditures are insufficient for the purposes indicated, supplemental amounts required may be drawn from other categories of estimated expenditures, if available. Conversely, any amounts not expended as proposed will be used for general working capital.

Working capital may be used for general corporate purposes to operate, manage and maintain our business and applying it as necessary among each and any of the other categories listed above including bulk quantity purchases of inventory as well as the expense of preparing and filing reports with the Securities and Exchange Commission, which we have estimated at $20,000 for one year. The amounts set forth in the use of proceeds table merely indicate the proposed use of proceeds, and actual expenditures may vary substantially from these estimates depending upon market and economic conditions once operations are commenced. We may, in the future, seek additional funds through loans or other financing arrangements.

We will amend the registration statement by post-effective amendment if there are any material changes to the use of proceeds as described above.

THE FEWER FUNDS WE RAISE IN THIS OFFERING, THE MORE LIKELY THAT OUR BUSINESS WILL NOT BE SUCCESSFUL.

DETERMINATION OF OFFERING PRICE

There is no established market price for our common stock. We have arbitrarily determined the initial public offering price of the shares of common stock at $2.00 per share. We considered several factors in such determination, including the following:

- Prevailing market conditions, including the history and prospects for the industry in which we compete;
- Our future prospects; and
- Our capital structure.

Therefore, the public offering price of the shares of common stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the future. Additionally, because we have no significant operating history and have not generated any revenues to date, the price of our shares of common stock is not based on past earnings, nor is the price of the shares of common stock indicative of current market value of our assets. No valuation or appraisal has been prepared for our business and potential business expansion. You cannot be sure that a public market for any of our securities will develop and continue or that the shares of common stock will ever trade at a price higher than the offering price in this offering.

Based on the proposed offering price of $2.00 per share, our current implied value or market capitalization is $47,333,680.

We are also registering for resale on behalf of Selling Shareholders up to 6,366,906 shares of common stock. The shares of common stock offered for resale may be sold in a secondary offering by the selling security holders by means of this Prospectus. The shares will be sold at a price of $2.00 per share, until, if and when, a trading market for our securities develops. At that time, the Selling Shareholders may sell their shares at the prevailing market price of such shares. We will not participate in the resale of shares by selling security holders.

Holders

As at March 28, 2006, we had 16,166,840 shares of common stock issued and outstanding and 53 beneficial shareholders. There are no shares of preferred stock issued at this time.

Dividends

We have never paid cash dividends on our capital stock. We currently intend to retain any profits we earn to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

As of January 31, 2006, the net tangible book value of our shares of common stock was a negative $484,081 or a ($0.03) per share based upon the 16,166,840 shares outstanding on March 31, 2006.

Upon completion and receipt of the net proceeds of this offering, if all 7,500,000 shares are sold, the net tangible book value of the shares to be outstanding will be $14,491,919 or approximately $0.61 per share. The net tangible book value of the shares held by our existing stockholders will be increased by approximately $0.64 per share without any additional investment on their part. You will incur an immediate dilution from $2.00 per share to $0.61 per share. In other words, the increase of $0.64 per share in the net tangible book value that our existing shareholders will incur will be entirely attributable to the cash received you're your purchases in this offering.

Upon completion and receipt of the net proceeds of this offering, if 4,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $8,491,919 or approximately $0.41 per share. The net tangible book value of the shares held by our existing stockholders will be increased by approximately $0.44 per share without any additional investment on their part. You will incur an immediate dilution from $2.00 per share to $0.41 per share. In other words, the increase of $0.44 per share in the net tangible book value that our existing shareholders will incur will be entirely attributable to the cash received you're your purchases in this offering.

Upon completion and receipt of the net proceeds of this offering, if 3,000,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $5,491,919 or approximately $0.29 per share. The net tangible book value of the shares held by our existing stockholders will be increased by approximately $0.32 per share without any additional investment on their part. You will incur an immediate dilution from $2.00 per share to $0.29 per share. In other words, the increase of $0.32 per share in the net tangible book value that our existing shareholders will incur will be entirely attributable to the cash received you're your purchases in this offering.

Upon completion and receipt of the net proceeds of this offering, if 1,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $2,491,919 or approximately $0.14 per share. The net tangible book value of the shares held by our existing stockholders will be increased by approximately $0.17 per share without any additional investment on their part. You will incur an immediate dilution from $2.00 per share to $0.14 per share. In other words, the increase of $0.17 per share in the net tangible book value that our existing shareholders will incur will be entirely attributable to the cash received you're your purchases in this offering.

After completion of this offering, if all of the 7,500,000 shares offered are sold, this will represent approximately 31.69% of the total number of shares then outstanding for which the subscribers will have made cash investment of $15,000,000, or $2.00 per share. Our existing stockholders will own approximately 68.31% of the total number of shares then outstanding, for which they have made capital contributions of totaling $291,681 or approximately $0.012 per share.

After completion of this offering, if only 4,500,000 of the shares offered are sold, this will represent approximately 21.77% of the total number of shares then outstanding for which the subscribers will have made cash investment of $9,000,000, or $2.00 per share. Our existing stockholders will own approximately 78.23% of the total number of shares then outstanding, for which they have made contributions of cash totaling $291,681 or approximately $0.011 per share.

After completion of this offering, if only 3,000,000 of the shares offered are sold, this will represent approximately 15.65% of the total number of shares then outstanding for which the subscribers will have made cash investment of $6,000,000, or $2.00 per share. Our existing stockholders will own approximately 84.35% of the total number of shares then outstanding, for which they have made contributions of cash totaling $291,681 or approximately $0.011 per share.

After completion of this offering, if only 1,500,000 of the shares offered are sold, this will represent approximately 8.49% of the total number of shares then outstanding for which the subscribers will have made cash investment of $7,500,000, or $2.00 per share. Our existing stockholders will own approximately 91.51% of the total number of shares then outstanding, for which they have made contributions of cash totaling $291,681 or approximately $0.011 per share.

The following table compares the differences of a subscriber's investment in our shares of common stock with the investment of its existing stockholders.

Existing stockholders if all 7,500,000 shares are sold

Offering price per share	$2.00
Net tangible book value per share before offering	($0.03)
Net tangible book value per share after receipt of net proceeds of offering	$0.61
Increase to present stockholders in net tangible book value per share after offering	$0.64
Capital contributions	$15,000,000
Number of shares before the offering held by existing stockholders	16,166,840
Number of shares outstanding after offering	23,666,840
Percentage of existing stockholders' ownership after offering	68.31%

Subscribers of shares in this offering if all 7,500,000 shares are sold

Offering price per share	$2.00
Dilution per share	$1.39
Capital contributions	$ 15,000,000
Number of shares before the offering held by existing stockholders	16,166,840
Number of shares outstanding after the offering	23,666,840
Percentage of subscribers' ownership after offering	31.69%

Subscribers of shares in this offering if just 4,500,000 shares are sold

Offering price per share	$2.00
Dilution per share	$1.59
Capital contributions	$ 9,000,000
Number of shares before the offering held by existing stockholders	16,166,840
Number of shares outstanding after the offering	20,666,840
Percentage of subscribers' ownership after offering	21.77%

Subscribers of shares in this offering if just 3,000,000 shares are sold

Offering price per share	$2.00
Dilution per share	$1.71
Capital contributions	$ 6,000,000
Number of shares before the offering held by existing stockholders	16,166,840
Number of shares outstanding after the offering	19,166,840
Percentage of subscribers' ownership after offering	15.65 %

Subscribers of shares in this offering if just 1,500,000 shares sold

Offering price per share	$2.00
Dilution per share	$1.86
Capital contributions	$ 7,500,000
Number of shares before the offering held by existing stockholders	16,166,840
Number of shares outstanding after the offering	17,666,840
Percentage of subscribers' ownership after offering	8.49 %

The shares offered for sale by the selling security holders are already issued and outstanding and, therefore, do not contribute to dilution.

OUR COMPANY'S PLAN OF DISTRIBUTION

Our Offering

We are offering up 7,500,000 shares of common stock on a self-underwritten basis. The offering price is $2.00 per share. There is no minimum number of shares of common stock that must be sold on our behalf in order to accept funds and consummate investor purchases.

We will sell the shares in this offering through our president, Michael J. Freidman. He will contact individuals and corporations with whom he has an existing or a pre-existing business or personal relationship and will attempt to sell them the shares being offered under this registration statement. He will not receive any commission from the sale of any shares. Mr. Friedman will not register as broker/dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which persons associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that

1. The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation;
2. The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. The person is not at the time of their participation, an associated person of a broker/dealer;
4. The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) does not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Mr. Friedman is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. Mr. Freidman is and will continue to be our president a director at the end of the offering and has not been during the last twelve months, and is currently not, a broker/dealer or associated with a broker/dealer. Mr. Freidman has not during the last twelve months and will not in the next twelve months offer or sell securities for another issuer.

Only after our registration statement is declared effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. We do not intend to utilize the Internet to advertise our offering. On our behalf, Mr. Freidman will also distribute our Prospectus for the next twelve months to potential investors at the meetings and to business associates and friends and relatives who are interested in our company and a possible investment in the offering.

We intend to sell our shares in those jurisdictions within the United States of America where the sale of our shares is not prohibited and in compliance with the applicable laws of those jurisdictions.

Section 15(g) of the Exchange Act

Our shares of common stock are covered by Section 15(g) of the Securities Exchange Act of 1934, and Rules 15g-1 through 15g-6 promulgated thereunder. These rules impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). Section 15(g) and Rules 15g-1 through 15g-6 apply to broker/dealers, not to our company.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Again, the foregoing rules apply to broker/dealers. It is likely that trading in our securities is subject to the "penny stock" rules, even though the rules do not apply to our company in any manner whatsoever. The application of the penny stock rules may affect your ability to resell your shares. See "Penny Stock rules" below on page 42 for more details.

Regulation M

In our activities in selling our own securities in this "self-underwriting", we are subject to Regulation M of the Securities Exchange Act of 1934. Regulation M governs activities of underwriters, issuers, selling security holders, and others in connection with offerings of securities. Regulation M prohibits distribution participants and their affiliated purchasers from bidding for purchasing or attempting to induce any person to bid for or purchase the securities being distribute. See "Selling Shareholder Plan of Distribution" on page 18 below for more information.

Offering Period and Expiration Date

This offering will start on the date of this Prospectus and continue for a period of six months. We may extend the offering period for an additional 90 days, unless the offering is completed or we terminate it.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must:

1.   Complete, sign and deliver a subscription agreement, and

2.   Deliver a check or certified funds to "Fresh Harvest Products, Inc." for acceptance or rejection.

All checks for subscriptions must be made payable to "Fresh Harvest Products, Inc."

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. We will immediately return all monies from rejected subscriptions immediately to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them by contacting the subscriber via telephone. If we receive an offer on a Friday, we will attempt to confirm our acceptance or rejection of the subscription by telephone over the weekend to comply with the 48 hour commitment. Within 10 days of accepting a subscription, we will deliver via overnight delivery or certified mail return receipt requested to the subscriber a copy of the accepted and signed subscription agreement and a share certificate representing the shares subscribed for.

THE SELLING SHAREHOLDERS' OFFERING

The following table sets forth the name of each selling shareholder, the total number of shares owned prior to the offering, the percentage of shares owned prior to the offering, the number of shares offered, and the percentage of shares owned after the offering, assuming the selling shareholder sells all of the shares being offered herein, and we sell the maximum number of shares (7,500,000) in our self underwritten offering (unaudited). None of the selling shareholders holds or has held any position or office with us, or has or had any material relationship with our company except as described in the footnotes to the table below.

Name of Selling Security Holder	Beneficial Ownership of Selling Security Holder Prior to Offering (1)		Number of Shares Offered Hereby	Beneficial Ownership of Selling Security Holder after Offering (1)	
	Number	Percent		Number	Percent
Michael Jordan Friedman(2)	4,170,000	25.79%	1,042,500	3,127,500	19%
Jennifer Blakeman	30,000	*	30,000	-	0%
Marcia Roberts (3)	2,450,000	15.15%	612,500	1,837,500	11%
Illuminati(4)	4,802,000	29.70%	1,200,500	3,601,500	22%
Robert Gilbert(5)	633,334	3.92%	633,334	-	0%
Dom Cingari (2)	1,200,000	7.42%	300,000	900,000	6%
Robert C. Willis(6)	100,000	0.62%	100,000	-	0%
Greg Katsaros	35,000	*	35,000	-	0%
Jay Odintz(7)	300,000	1.86%	300,000	-	0%
Robert Guerra	6,667	*	6,667	-	0%
Jenny Carter	3,333	*	3,333	-	0%
Larry Kremer(8)	50,000	*	50,000	-	0%
Karen Barben	833	*	833	-	0%
Bob Shivers	833	*	833	-	0%
Joe Levy	50,000	*	50,000	-	0%
Cambria-Pacific	50,000	*	50,000	-	0%
Salvatore J. Cingari(8)(9)	50,000	*	50,000	-	0%
Joseph Cingari	25,938	*	25,938	-	0%
Roman Mayer(5)	7,750	*	7,750	-	0%
Sarah Dumbrille	6,000	*	6,000	-	0%
Will Mansour(5)	39,000	*	39,000	-	0%
Nick Paonessa	10,000	*	10,000	-	0%
Mark Faverman	1,667	*	1,667	-	0%
Steven Friedman	100,000	*	100,000	-	0%
Linda Willis	3,333	*	3,333	-	0%
Rebecca Willis	3,333	*	3,333	-	0%
Ned Visser	833	*	833	-	0%
Peter Lobel	833	*	833	-	0%
Harry Topalian(8)	25,000	*	25,000	-	0%
Joseph Ackilli(8)	25,000	*	25,000	-	0%
Lisa & Stephen Brown	4,688	*	4,688	-	0%
John Galatro	4,687	*	4,687	-	0%
Lazaros Ouzounidis	9,375	*	9,375	-	0%
Daniel J. Fedele	9,375	*	9,375	-	0%
Christopher Vento	10,413	*	10,413	-	0%
Lisa Evanko	1,876	*	1,876	-	0%
Goliath Development, LLC	10,413	*	10,413	-	0%
Dominic Mezzappelle	9,375	*	9,375	-	0%
Russell Heaton	25,000	*	25,000	-	0%
David Mezzappelle	1,325	*	1,325	-	0%
Bill Drago	4,688	*	4,688	-	0%
Thomas Drago	4,687	*	4,687	-	0%
Ronald Vitro	3,750	*	3,750	-	0%
Millenium Capital Quest Corp	400,000	2.47%	400,000	-	0%
John Banigan(5)	250	*	250	-	0%
Thomas Boccieri	50,000	*	50,000	-	0%

Michael Evanchik	10,000	*	10,000	-	0%
SoySlim(10)	1,000,000	6.19%	1,000,000	-	0%
Greg Katsaros	15,000	*	15,000	-	0%
Barbara Conetta	9,375	*	9,375	-	0%
Joann Wolff	938	*	938	-	0%
Nancy Cingari	938	*	938	-	0%
Judith Eaton	200,000	1.24%	200,000	-	0%
TOTAL	16,166,840	95.60%	6,300,340	9,466,500	59%

_____

* Represents less than 1% of the outstanding shares of common stock.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Securities Exchange Act of 1934 and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as, other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. Unless otherwise indicated, this table has been prepared based on 16,166,840 shares of common stock outstanding as of March 31, 2006, and assuming for purposes of the last column above, the sale by us of the maximum offering of our securities to the public, i.e. 7,500,000 shares.

(2) This shareholder is an executive officer and director of our company.

(3) This shareholder is principal shareholder and the mother of our CEO and Chairman.

(4) This shareholder is controlled by Vincent L. Verdiramo the father of Richard J. Verdiramo, a director of our company. Richard J. Verdiramo may be deemed an affiliate or nominee of Illuminati. He is also a control person of SoySlim ™ Corporation referred to herein in footnote 9, below.

(5) This shareholder is an administrative (non-executive) officer of our company.

(6) This shareholder is a former director of our company.

(7) This shareholder is a director of our company.

(8) This shareholder is a member of our advisory board.

(9) This shareholder is the father of one of our directors, Dominick Cingari.

(10) This shareholder received its shares in consideration for granting our company an exclusive marketing and distribution license in connection with its soy based health drink.

All shares are beneficially owned by the registered shareholders. The registered shareholders each have the sole equitable, voting and dispositive power over their shares. There are no voting trusts or pooling arrangements in existence and no group has been formed for the purpose of acquiring, voting or disposing of the security.

None of the selling stockholders are broker-dealers or affiliates of a broker-dealer. They acquired their shares pursuant exemptions from registration provided under the Securities Act of 1933, as amended. Each of these selling stockholders also agreed, as evidenced by the legend on their respective share certificates, that they could only resell these shares pursuant to a registration statement under the Securities Act of 1933 or pursuant to an exemption from registration under the Securities Act of 1933.

SELLING SHAREHOLDER PLAN OF DISTRIBUTION

The fixed offering price will be $2.00 per share. This offering price will remain fixed until and unless our shares of common stock are quoted or listed on a specified market. The non-affiliate selling stockholders will make their resales at the fixed price until our shares of common stock are quoted or listed on a specified market. The affiliate selling shareholders will make their resales at the fixed price for the duration of the offering. The shares will not be sold in an underwritten public offering. If the fixed price changes, we will file a post-effective amendment reflecting the change.

The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

- purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
- ordinary brokerage transactions and transactions in which the broker solicits purchasers;
- privately negotiated transactions; and
- pursuant to Rule 144, if the conditions thereunder have been met.

We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders.

Brokers and dealers engaged by selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may resell those shares from time to time in the over-the-counter market or otherwise at prices and on terms then prevailing or then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive or pay commissions.

The selling stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts. The shares may also be sold pursuant to Rule 144 under the Securities Act of 1933 beginning one year after the shares were issued.

We have filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the shares by the selling shareholders. There can be no assurance that the selling shareholders will sell any or all of their offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of common stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. Also, the selling shareholders are subject to applicable provisions that limit the timing of purchases and sales of our common stock by the selling security holders.

Regulation M, and Rules 100 through 105 under Regulation M, govern the activities of issuers, underwriters, and other persons participating in a securities offering and contain provisions designed to eliminate the risks of illegal manipulation of the market price of securities by those persons.

Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any of our shares of common stock that are subject to this Registration Statement for a period beginning on the later of five business days prior to the date of this Registration Statement or such time that such person becomes a selling stockholder, and ending on such person's completion of participation in the distribution.

Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. Stabilize means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security.

Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market making activities with respect to the shares of common stock. Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of Common stock offered under this Registration Statement may not simultaneously engage in market making activities with respect to our shares of common stock for a period of two business days prior to the commencement of the distribution.

All of the foregoing may affect the marketability of our shares of common stock, including the shares offered under this Registration Statement, and the ability of any person or entity to engage in market making activities with respect to the shares of common stock.

We have informed the selling stockholders that, during such time as they may be engaged in a distribution of any of the shares our is registering by this Registration Statement, they are required to comply with Regulation M. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

IT IS STRONGLY RECOMMENDED THAT SELLING STOCKHOLDERS AND DISTRIBUTION PARTICIPANTS CONSULT WITH THEIR OWN LEGAL COUNSEL TO ENSURE COMPLIANCE WITH REGULATION M.

LEGAL PROCEEDINGS

We are not aware of any pending litigation or legal proceedings and none have been contemplated or threatened.

MANAGEMENT

All of our current officers and directors were appointed in connection with the acquisition of Fresh Harvest Products, Inc. which was incorporated in the State of New York. Our original director of Serino 1, Vincent Verdiramo, resigned as a condition of the acquisition. Our current directors will serve until his or her successor is qualified and elected. Thereafter, directors who are elected by the stockholders are elected to a term of one year and serve until his or her successor is elected and qualified. Any officer that is appointed by our directors is appointed for a term of one year and serves until his or her successor is duly appointed and qualified, or until removed from office. Our board of directors has no nominating, auditing or compensation committees as of this date.

The names, addresses, ages and positions of our officers and director are set forth below:

NAME AND ADDRESS	AGE	POSITIONS
Michael Jordan Friedman 280 Madison Avenue, Ste 1005 New York, New York 10016	28	President, CFO and Chairman of the Board
Dominick M. Cingari 280 Madison Avenue, Ste 1005 New York, New York 10016	32	Director and Chief Operating Officer
Richard J. Verdiramo 3163 Kennedy Boulevard Jersey City New Jersey 0730	41	Director
Jay Odintz 280 Madison Avenue, Ste 1005 New York, New York 10016	.46	Director

Backgrounds of our executive officers and directors

Michael Jordan Friedman, L.L.M., J.D. – President, Chief Financial Officer and Chairman of the Board. Mr. Friedman was appointed to these positions in connection with the acquisition on December 16, 2005. He previously held that position with Fresh Harvest Products, Inc. (New York) from November 26, 2003 until the acquisition. Mr. Friedman earned a Masters of Law in Taxation, May 2005, and is a graduate of New York Law School, May 2003. Mr. Friedman earned his securities brokerage license at the age of nineteen (1997), and worked in corporate finance, and then investment banking. Mr. Friedman has consulted in the food industry from March 2001 to May 2004, working with rapidly growing companies helping shape their expansion into existing and new markets. He is an advisor and on the Board of Directors of Talk Entertainment, Inc., a privately held multi-media company since 2003. Mr. Friedman is on the Board of Advisors of incNetworks, Inc., a wireless communications company since June 2005.

Dominick M. Cingari – Chief Operating Officer and Director. Mr. Cingari was appointed to these positions in connection with the acquisition on December 16, 2005. He grew up in his family's retail food business and from the age of 4 (1978) was working in their stores stocking shelves and learning the basics of the business. After graduating with a degree in food marketing from St. Joseph's University in May 2000, Mr. Cingari worked for Poland's Best, an importer and distributor of gourmet/ethnic food products selling to supermarket chains from July 2000 to February 2005. Mr. Cingari, in May 2001 started his own import, sales and distribution company with products from around the world, including: Italy, Poland, Greece and Hungary. Mr. Cingari frequently traveled to Europe and has developed products step by step from the farm to the supermarket shelves. Mr. Cingari consulted with food companies on product development, brand extensions and brand development, marketing, and business development from 2001 through 2005.

Richard J. Verdiramo – Director. Mr. Verdiramo was appointed to this position in connection with the acquisition on December 16, 2005. He has been the President and director of SoySlim, Inc. a marketer of fortified soy health drinks since April 2001. On March 8, 2006, SoySlim, Inc. granted our company and exclusive marketing and distribution license in connection with its soy based products in consideration of 1,000,000 shares of our common stock. (See "Conflicts of Interest, immediately below".) Since December 2005, he has been President and director of General Metals Corporation, a company that is actively seeking acquisition candidates in the Mining and Exploration sector. He has been serving since January 2002 as Vice President of Best Health, Inc. a company that develops, acquires and markets medical products, particularly in the ocular health consumer products market. He was also the President of General Metals' predecessor company, RECOV Energy, Corp. February 2005 – December 2005, a company that was actively seeking a merger candidate in the energy reclamation field and of Interactive Multimedia Network, Inc. from March of 1998 through its name to RECOV. Interactive provided internet and traditional marketing services to corporations nationally. Mr. Verdiramo has extensive experience in the marketing of consumer products and brand development. He graduated from Providence College in 1986.

Jay Odintz, C.P.A. – Director. Mr. Odintz was appointed to this position in connection with the acquisition on December 16, 2005. Since 1970, he has been a partner in Arthur Friedman CPA, a CPA firm located in New York since 1970. Mr. Odintz became licensed as a CPA and a CFP (Certified Financial Planner) in 1983 and 1986, respectively. His specializations include: tax strategies for wealthy individuals and business entities, financial reporting, real estate management, hedge fund and commodity partnership accounting. Mr. Odintz graduated in 1981 from Queens College in New York with a B.A. in accounting.

Administrative Officers and Their Backgrounds

Will Mansour – Vice-President of International Sales – Canada & Europe – Age 31 **-**Born in Belfast, Ireland and raised in Toronto Canada, Mr. Mansour graduated from the University of Ulster in Northern Ireland (degree in Applied Psychology). While attending the University, he played professional hockey in the European English Super League. In 2000, Mr. Mansour left the hockey rink to found his own marketing company. The first year he turned the Manchester Commonwealth Games into a revenue generator, increasing sales over £500k within six months. He then worked with the World Special Olympics in Dublin, Ireland where he increased contract funds by €350K in just three months. Mr. Mansour has an extensive list of international personal and business relationships. Since 2000, Mr. Mansur has owned and operated his own marketing firm, Venue Strategies, Inc., based in Toronto, Canada.

Roman Mayer – Creative Designer – Age 67 **-**Mr. Mayer has more than 40 years experience in branding, brand positioning, packaging, corporate identity, advertising and marketing in all media, with a focus on food and beverage manufacturers and retailers. Mr. Mayer's clients include The Great Atlantic & Pacific Tea Company (A&P); Price Chopper Supermarkets, and Win-Dixie Stores, Inc. He has produced programs for: Shop-Rite Supermarkets, Pathmark Supermarkets, Pueblo Supermarkets, Lender's Bagels, Hillshire Farm Smoked Sausage, and Dewar's White Label Scotch Whiskey. Since 1990, Mr. Mayer has had his own graphic design company, RM Associates, based in Stamford, CT.

Robert J. Gilbert – Marketing Director – Age 62 **–** Since 2000, Mr. Gilbert is the President of Best Health, Inc. a health products firm that develops and markets consumer health products worldwide. Prior to that, Mr. Gilbert was President of Convenient Solutions, Inc., a company formed by him that provided products and training systems to eye care practitioners in the optical industry. Prior to his formation of Convenient Solutions, Inc., in 1985, Mr. Gilbert founded Colorlogic, a graphic arts consultancy, which provided analytical costing and production methods to major international corporations based in the NY metro area. In 1974, Mr. Gilbert co-founded Colortronics, a printing and color separation business serving the NY area. Mr. Gilbert graduated from the University of Pittsburgh in 1967

Board of Advisors

Lawrence J. Kremer – Age 56 - Mr. Kremer began his 40 year career in the retail food business at Publix Supermarkets. As a Corporate Category Director for Publix Supermarkets (from 1991 through 2004), Mr. Kremer was responsible for developing over $750 million in corporate sales within the pet food and paper categories, two of the top ten categories within the company. He was responsible for developing market analysis and tracking methods to identify business opportunities, and provided Public top management with strategies to grow additional categories within the store. Mr. Kremer worked through the ranks as Stock Clerk, Store Manger, Buyer, and Category Director for all (780) stores in the organization as well as overseeing the procurement of seven warehouses. Since 2004, Mr. Kremer has retired from full time business activities.

Salvatore J. Cingari – Age – 69 – Since 1990, Mr. Cingari has owned and operated eight Grade A ShopRite supermarkets. Mr. Cingari has been in the retail supermarket business for over 40 years and grew his business from several small stores to eight stores with revenues in excess of $250 million dollars. Mr. Cingari has hands on experience in all facets of the food retailing business.

Harry Topalian – Age 72 - Mr. Topalian is the holder of twelve patents and numerous inventions. In Mr. Topalian's 37 year career at General Foods he is credited with the development of the enormously successful lines of Stove Top Stuffing, Jell-O 1-2-3 and Oven Fry. Since 1998, Mr. Topalian is the founder and principal of The Topalian Group, a food product quality and standards consulting firm.

Joseph Ackilli – Age 68 - Mr. Ackilli holds a Master of Science Degree from Stevens Institute of Technology with emphasis on Physical and Organic Chemistry. He has 31 years experience at General Foods and Kraft Corp. as Associate Director of product development. Mr. Ackilli's major accomplishments include: development and implementation of Crystal Light Beverages which has generated $700 million in profits. He was a key member of acquisition team for Capri Sun Beverages. He developed frozen bread dough technology which led to successful introduction of DeGiorno frozen pizza. He was involved in the development of a line of natural soy products. For the past 5 years, Mr. Ackilli has worked with Mr. Topalian at The Topalian Group, a food product quality and standards consulting firm.

Family Relationships

There are no family relationships existing between or among any of our executive officers or directors.

Legal Proceedings

No Director or Executive Officer has been involved in any legal action during the past five years.

Conflicts of Interest

All of our executive and administrative, including our Chief Executive Officer, Michael Jordan Friedman, will not devote all of their business time to our operations and each reserves the right to devote some time to other business endeavors.

Regarding our acquisition of the exclusive marketing and distribution license from SoySlim™, Inc. (an affiliate of one of our directors, Richard Verdiramo), we believe that the negotiation were conducted fairly and at arms' length. Accordingly, we believe that the consideration that we paid for the licensing arrangement (i.e. 1,000,000 shares our common stock) is similar and comparable to what we would have paid to an unrelated, independent third party.

Regarding a possible conflict of interest we may have complying with our Code of Ethics, see the "Code of Ethics", immediately below.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers and employees. A copy of the adopted code of ethics is attached to this registration statement. See Exhibit 14.1 – Code of Ethics, for more information. Also, we intend to post our code of ethics on our website at www.freshharvest.com. We will undertake to provide any person with a copy of our Code of Ethics free of charge upon written request. We believe that our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. However, since we currently have only three officers and five directors, it will be difficult to have an independent person act as a code of ethics compliance officer to oversee compliance with the Code of Ethics. As a result, our management may have an inherent conflict of interest in enforcing our Code of Ethics.

EXECUTIVE COMPENSATION

No member of our management team including executive officers, administrative officers, advisory board members and directors has received or is receiving total annual compensation (cash or equity) in excess of $100,000. The table below summarizes the annual and long term compensation of our executive officers and directors for the 2004 and 2005 fiscal years.

Our administrative officers and our advisory board members were appointed to their positions after the end of fiscal year 2005.

		Annual Compensation			Long Term Compensation			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensa-tion ($)**	**Restricted Stock Award ($)**	**Securities Underlying Options/ SARs**	**LTIP Payouts ($)**	**All Other Compensa-tion ($)**
Michael Jordan Friedman (1)	2005	-0-	-0-	-0-	350,000	-0-	-0-	-0-
President/Chairman	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Dominick Cingari (2)	2005	-0-	-0-	-0-	350,000	-0-	-0-	-0-
COO/Director	2004	-0-	-0-	-0-	100,000	-0-	-0-	-0-
Jay Odintz	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Richard Verdiramo (3)	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) In May 2005 the Board of Directors of Fresh Harvest Products, Inc., the New York corporation, issued shares under Section 4(2) of the Securities Act to Mr. Friedman for services rendered to that company during the fiscal year ended October 31, 2005; this award was valued at $3,000.

(2) In April and July of 2005 the Board of Directors of Fresh Harvest Products, Inc., the New York corporation, issued shares under Section 4(2) of the Securities Act to Mr. Cingari for services rendered to that company during the fiscal year ended October 31, 2005, this award of was valued at $14,000. In March 2004 Board of Directors issued shares under Section 4(2) of the Securities Act to Mr. Cingari for services rendered to the that company during the fiscal year ended October 31, 2004, this award was valued at $100.

(3) Richard Verdiramo's father, Vincent Verdiramo, is a principal of Illuminati International, Corp. On December 16, 2005, in connection with our acquisition of Fresh Harvest Products, Inc. a New York corporation, 165,532 shares of our common stock were issued to Illuminati International, Corp. Vincent Verdiramo was the sole shareholder of Serino 1 before its December 16, 2005 acquisition of Fresh Harvest Products, Inc., a New York corporation; his original stock holdings of Serino 1 has been retired in connection with the acquisition and the aforementioned 165,532 shares were issued to his affiliate company in consideration for him agreeing to the retirement of his founding shares of our company. Richard Verdiramo disclaims any beneficial interest in the shares issued to Illuminati International, Corp.

Employees and Employment Agreements

Currently, we have no employees except for our current executive (two) and administrative (four) officers. As needed, we intend to hire third party independent contractors to provide services to us including such functions as: marketing, advertising and sales.

Our two executive officers, Michael Jordan Friedman (President and Chief Financial Officer) and Dominick M. Cingari (Chief Operating Officer) have entered into employment agreement as summarized below. The employment of our four administrative (non-executive officers) is currently not covered by written employment agreements.

Mr. Friedman's employment as our president is governed by a November 1, 2005, five year employment agreement that provides for a monthly salary of $10,000 along with certain equity incentives. The monthly salary is to increase to $12,000 upon the completion of adequate financing to allow the payment of such compensation. Currently, Mr. Friedman is not being paid under this agreement and will not be paid until and only if we have sufficient working capital to permit payment of his salary. At this time, we believe that Mr. Friedman will waive any salary payments that have not been paid. However, we cannot be certain that that will be the case. According, some of the funds raised in this offering can possibly be used to pay his back salary. Mr. Friedman shall also receive

health and fringe benefits in like kind and quality as our other executives. To date, we have not instituted any benefit plan among our employees. A copy of his employment agreement is attached as an exhibit to our Form 8-K filing made with the SEC on January 27, 2006, and incorporated by reference herein.

Mr. Cingari's employment as our chief operating officer is governed by a November 1, 2005, five year employment agreement that provides for a monthly salary of $8,000 along with certain equity incentives including the issuance of 600, 000 shares of our restricted common stock. The monthly salary is to increase to $11,000 upon the completion of adequate financing to allow the payment of such compensation. Currently, Mr. Cingari is not being paid under this agreement and will not be paid until and only if we have sufficient working capital to permit payment of his salary. At this time, we believe that Mr. Cingari will waive any salary payments that have not been paid. However, we cannot be certain that that will be the case. According, some of the funds raised in this offering can possibly be used to pay his back salary. Mr. Cingari shall also receive health and fringe benefits in like kind and quality as our other executives. To date, we have not instituted any benefit plan among our employees. A copy of his employment agreement is attached as an exhibit to our Form 8-K filing made with the SEC on January 27, 2006, and incorporated by reference herein.

Currently, we do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we intend to adopt plans in the future. There are presently no personal benefits available to any employees.

As previously discussed in our "Management" section, we have adopted a Code of Ethics. The Code is not intended to cover every possible situation in which an employee may find himself or herself. It is meant to give each employee the boundaries within which we expect each employee to conduct him or herself while representing our company. An employee may find himself or herself in a situation where there is no clear guidance given by the Code. If that occurs, we expect that the employee rely upon the return to the objective stated below: common sense, good judgment, high ethical standards and integrity.

Directors' Compensation

Currently, we do not compensate our Directors for their services as such, nor do we plan to do so in the foreseeable future. We will however, reimburse our Directors for reasonable expenses they may incur in attending or participating in board meetings. To date, we have not made such reimbursements.

Indemnification of Directors and Officers

Currently, our certificate of incorporation and by-laws do not provide that for indemnification our directors, officers, employees and other agents. However, our board of directors can amend the by-laws, and since they own a majority of our shares outstanding, even if the maximum offering herein is completed, they can cause our certificate of incorporation to be amended so that we can indemnify our directors, officers, employees and other agents to the fullest extent permitted by New Jersey law; provided, that such indemnified persons acted in good faith and in a manner reasonably believed to be in our best interest, and, with respect to any criminal proceeding, had no reasonable cause to believe such conduct was unlawful. We do not currently maintain liability insurance for our officers and directors. However, we may obtain such insurance in the future.

Similarly, our certificate of incorporation does not provide for exculpability for our officers and directors from personal liability for claims of breach of duty made by our company or our shareholders. However, present board of directors because of their majority ownership of our shares, can amend our certificate of incorporation to provide that our officers and directors will not be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of the duty of loyalty to us, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.

Section 14A:3-5(2) of the New Jersey Business Corporation Act (the *"Act"*) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a corporate agent (i.e., a director, officer, employee or agent of the corporation or a director, officer, trustee, employee or agent of another related corporation or enterprise), against reasonable costs (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that the conduct was unlawful.

Section 14A:3-5(3) of the Act empowers a corporation to indemnify a corporate agent against reasonable costs (including attorneys' fees) incurred by him or her in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of the fact that he or she is or was a corporate agent, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of New Jersey or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 14A:3-5(4) of the Act provides that to the extent that a corporate agent has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) incurred by him or her in connection therewith. Section 14A:3-5(8) provides that the indemnification provided for by Section 14A:3-5 shall not be deemed exclusive of any rights to which the indemnified party may be entitled, with certain exceptions. Section 14A:3-5(9) empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or expenses incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities and expenses under Section 14A:3-5.

Section 14A:2-7 of the Act provides that a New Jersey corporation's "certificate of incorporation may provide that a director or officer shall not be personally liable, or shall be liable only to the extent therein provided, to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. As used in this subsection, an act or omission in breach of a person's duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest."

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, that may be permitted to directors or officers under New Jersey, we have been informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We were formed in New Jersey as a blank check company on April 21, 2005, under the name Serino 1, Corp. Our sole shareholder, officer and director at the time of formation was Vincent L. Verdiramo, who was issued his shares of our $.001 par value common stock (100,000 shares) in consideration of the payment of $100. On May 1, 2005, Vincent L. Verdiramo returned 90,000 of his shares to treasury for cancellation and possible subsequent reissuance at a future time. On December 16, 2005, we acquired Fresh Harvest Products, Inc., a New York corporation, by issuing 383,628 shares of our common stock (the "Exchange Shares") to its 35 shareholders in exchange for their 383,628 shares of common stock (which was all of the acquired company's then issued and outstanding shares). Included among the 35 acquired company's shareholders who received our shares in the aforementioned exchange are the following former officers and directors of that company who became officers and/or directors of our company upon our acquisition of Fresh Harvest Products, Inc (the New York corporation):

Michael Jordan Friedman	114,000 shares
Dominick Cingari	33,333 shares
Jay Odintz	10,000 shares

In addition, Michael Jordan Friedman's mother, Marcia Roberts, and Robert C. Willis and A. William Bodine, a former officer and director, were issued 81,667, 100,000 and 5,085 Exchange Shares, respectively, in the December 16, 2005 acquisition transaction. Ms. Roberts and her son, Mr. Friedman, deny beneficial, voting or dispositive interest in each other's stock. Pursuant to an agreement between the parties, Mr. Bodine's Exchange Shares of 5,085 were cancelled in connection with his resignation as an officer and director of our company.

In connection with the December 16, 2005 acquisition transaction, Vincent L Verdiramo returned his remaining 10,000 of our common stock to us for retirement. In consideration for returning these shares, on December 16, 2005, we issued his affiliate corporation, Illuminati International, Corp., 165,532 shares of our common stock. Vincent Verdiramo is the father of one our directors, Richard J. Verdiramo. In February 2006, we issued 1,000,000 shares of our common stock to SoySlim™, Corp., a company affiliated with Mr. Richard Verdiramo, in consideration of SoySlim™ Corp. granting us an exclusive marketing and distribution license to market and distribute its soy based products. Thereafter, Soy Slim™ assigned those shares to its shareholders. Those assigned shares are covered in this Prospectus as selling shareholder shares. Messrs. Vincent and Richard Verdiramo each deny beneficial, voting and dispositive interest in each other's shares of our stock.

On February 1, 2006, we issued 1,464,900 shares of our restricted common stock to 26 unaffiliated individuals for services previously rendered to Fresh Harvest Products, Inc., the New York corporation, prior to its acquisition, collectively valued at $14,649.

Similarly, on February 1, 2006, we issued 8,625,429 shares of our restricted common stock to five of our officers and principal shareholders for services previously rendered to Fresh Harvest Products, Inc., the New York corporation, prior to its acquisition, collectively valued at $86,254.29. The shares were issued as follows:

Michael Jordan Friedman	2,886,000
Dominick Cingari	966,667
Marcia Roberts	1,668,337
Illuminati International, Corp.	3,104,425
William Bodine	261,188*

* Pursuant to an agreement between the parties, these shares were cancelled in connection with his resignation as an officer and director of our company.

Also, on February 6, 2006, we issued an additional 2,813,853 shares of restricted common stock to four of our officers, directors and principal shareholders for services previously rendered to Fresh Harvest Products, Inc the New York corporation prior to its acquisition, collectively valued at $28,138.53. The shares were issued as follows:

Michael Jordan Friedman	1,170,000
Dominick Cingari	200,000
Marcia Roberts	700,000
Illuminati International, Corp.	743,853

On the 10th of April, 2006, A. William Bodine resigned for personal reasons from his post of CFO. He exercised his contractual right to leave the corporation's employ and was granted compensation owed to him and insurance coverage for six months from the date of his resignation.

Also in April 2006, we issued 200,000 shares of our common stock to US Euro Consulting Corporation as a non refundable retainer to retain this firm to act on our behalf in locating debt financing for our company. To date, they have introduced potential individual lenders to us. However, to date, we have not obtained any such debt financing pursuant to US Euro Consulting Corporation's efforts.

Prior to the acquisition by Serino 1, Fresh Harvest (the New York Corporation) accepted convertible loans from six individuals for an aggregrate of $100,000.00. The convertible loan notes provided for two common shares of each $1.00 loaned to the company. The interest rate on the loan was affixed at the current passbook rate used by banks at that time. The convertible loan term for each is for 18 months. We have assumed responsibility for said loans. The name of each lender and the date and amount of each loan are as follows:

Sarah Dumbrille	June 1, 2005	$20,000
Linda Willis	June 8, 2005	$10,000
Richard Charles Philip Dumbrille	July 21, 2005	$10,000
Joseph Cingari	October 1, 2005	$15,000
Salvatore Cingari	October 3, 2005	$30,000
Thomas Cingari	October 3, 2005	$15,000

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this Prospectus, the total number of shares of common stock owned beneficially by directors and executive officers, individually, and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of his or her shares and possesses sole voting and dispositive power with respect to the shares.

Title of Class	Name and address of beneficial owner	Number of Shares beneficially owned (1)	Percent of class (2)
Shares of common stock	**Michael Jordan Friedman** (3) 280 Madison Avenue Ste 1005 New York, New York 10016	4,170,000	25.79%
Shares of common stock	**Dom Cingari** (3) (7) 280 Madison Avenue Ste 1005 New York, New York 10016	1,200,000	7.42%
Shares of common stock	**Jay Odintz** (4) 280 Madison Avenue Ste 1005 New York, New York 10016	300,000	1.85%
Shares of common stock	**Richard J. Verdiramo** (4) (5) 3163 Kennedy Boulevard Jersey City New Jersey 0730	1,000,000	6.18%
Shares of common stock	**Marcia Roberts** (6) 280 Madison Avenue Ste 1005 New York, New York 10016	2,450,000	15.15%
Shares of common stock	**Illuminati International, Corp.** (5) 3163 Kennedy Boulevard Jersey City New Jersey 0730	4,820,000	29.81%
Shares of common stock	**All officers and directors as a Group** (four)	6,670,000	41.24%

_____

(1) The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form SB-2 from options, warrants, rights, conversion privileges or similar obligations.

(2) Based on 16,166,840 shares of common stock issued and outstanding as of the date of this Form SB.

(3) Officer and Director.

(4) Director only.

(5) Richard Verdiramo is the son of the principal shareholder of Illuminati International, Corp., who is one of our principal shareholders. Richard Verdiramo denies any beneficial, dispositive, voting or equitable interest in the shares owned by Illuminati International, Corp. The shares listed herein include 1,000,000 shares of SoySlim Corporation of which Richard Verdiramo is a principal.

(6) Marcia Roberts is the mother of our president and chairman of the board, Michael Jordan Friedman. They each deny beneficial, dispositive, voting or equitable interest in each others' stock.

(7) These shares do not include 76,876 shares held by members of his family including 50,000 held by his father Salvatore J. Cingari, a member of our advisory board. Dominick Cingari denies any beneficial, dispositive, voting or equitable interest in the shares owned by his family members.

(8) Not included in this Group are the four administrative (non-executive) officers who together own an additional 680,334 shares of common stock and the four members of our advisory board who together own an additional 150,000 shares of common stock.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200 million shares of common stock with a par value $0.0001 per share and fifty million shares of preferred stock with a par value of $0.0001 per share.

No shareholder approval is required for the issuance of our securities, including shares of common stock, shares of preferred stock, stock options and share purchase warrants.

Our certificate of incorporation, as amended, and by-laws and the applicable statutes of the State of New Jersey provide a more complete description of the rights and liabilities of holders of our capital stock. Provisions as to the modifications, amendments or variation of such rights or provisions are contained in the New Jersey Business Corporation Act and our By-laws.

Common stock

The holders of common stock:

- have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
- are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
- do not have preemptive, subscription or conversion rights;
- do not have preemptive, subscription or conversion rights;
- do not have any provisions for purchase for cancellation, surrender or sinking or purchase funds or rights; and
- are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of directors.

Cash dividends

As of the date of this Prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. We do not have any present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

Preferred Stock

No shares of preferred stock are currently authorized or issued and outstanding.

Our Certificate of Incorporation, as amended, provides that our board of directors has the authority to fix by resolution the designations, powers, rights, preferences, qualifications, restrictions, and limitations of the preferred stock. Since board of directors has authority to establish the terms of, and to issue, the preferred stock without stockholder approval, the preferred stock could be issued to defend against any attempted takeover of our company. The relative rights and privileges of holders of common stock may be adversely affected by the rights of holders of any series of preferred stock that we may designate and issue in the future.

DESCRIPTION OF BUSINESS

GENERAL

We are a New Jersey corporation that, as a result of a December 16, 2005 acquisition, has entered into the wholesale and retail organic foods business. Prior to this acquisition, we were a "public shell" corporation with no operations or revenues, and our only business activity was to seek a merger or acquisition candidate.

We were originally incorporated in the State of New Jersey on April 21, 2005 under the name of Serino 1 Corp. to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Serino 1 Corp. had been in the developmental stage since inception and from that date it had no operations until the acquisition of a New York corporation named Fresh Harvest Products, Inc. on December 16, 2005. In connection with the acquisition, Serino 1 amended its articles of incorporation with the State of New Jersey to change its name to Fresh Harvest Products, Inc. We are now the surviving corporation of this acquisition operating under our new name, Fresh Harvest Products, Inc. (the New Jersey corporation). See the "Certain Relationships and Related Transactions" section, above. As a result of the acquisition transaction, we assumed the organic food business operations of the acquired company and that entity ended its corporate existence. Since the date of the acquisition (December 16, 2005), our only business operations became that of the acquired company, Fresh Harvest Products, Inc. the acquired New York corporation. As previously stated in this Prospectus, unless otherwise indicated, use of the terms in this Prospectus such as "We", "Us", "Our", Fresh Harvest" or other similar terms or words refers to the combined entity that survived the acquisition and is now operating as a wholesale and retail organic foods business.

We are a development stage company. We intend to become what we believe will be the first global organic food company to bring to consumers healthy food products at reasonable prices through both regional and national supermarkets. We have studied and analyzed the organic food market, created brands with distinctive labeling, developed key distribution relationships, established a global procurement program, and assembled a core management team to build the business on a global basis.

Our strategy is to focus on finding the best organic and artisan food products in the world. Part of this strategy is to have the "Fresh Harvest" name branded on organic food products produced by artisan farms, co-ops and families who have historically grown organic products. At the outset, we intend offer products that include: olive oils from Spain and North America; coffee from South America, USA and Africa and Fresh Harvest Health Bars that have no sugar added, are cholesterol, trans fat and gluten free and low in sodium. Fresh Harvest intends to bring healthy, great tasting, organic food products at affordable prices to the mass markets. All packaging has been designed and approved. We have received interest for orders for Fresh Harvest Health Bars once that product can be produced. Management is now presenting the product line to select supermarkets chains in the eastern part of the United States.

THE MARKET IN ORGANIC AND NATURAL FOODS

The market for natural and organic foods is growing fast, and the trickle into the mainstream retailing is turning into a cascade. Some organic food is sold in most supermarkets but there is no one brand that consumers can identify with when shopping organic. The offerings are disjointed and mixed with regular product because they are just line extensions of existing product. Therefore, we believe that the market is ready to identify with a brand dedicated to quality, reasonably priced, great tasting organic packaged foods for both children and adults.

According to the Organic Trade Association, organic food sales have grown at about a 20% annual rate since 1990. Organic Trade Association (OTA) is a membership-based business association that focuses on the organic business community in North America located in Greenfield, MA. A March 9, 2006 article published by "Reuters Food Summit" (an internet service of the Reuters Foundation), indicates that a key sign that organic foods are gaining mainstream acceptance is that Wal-Mart Stores, Inc., is now in the process of doubling its offering of organic foods in its stores.

DEFINITION OF ORGANIC IN THE UNITED STATES MARKET

Organic foods are foods produced without using most pesticides and meet other government standards and requirements. The National Organic Program (NOP) proffered by the USDA was implemented in October 2002 identified four product categories:

- *100% organic*: products containing only organically produced ingredients;
- *Organic:* products containing 95% organically produced ingredients by weight;
- *Made with organic ingredients:* a product containing more than 70% organic ingredients. Up to three of the organically produced ingredients can be specified on the principal display panel of the packaging;
- *Processed products containing less than 70% organically produced ingredients:* cannot use the term organic in the principal display panel, but the ingredients organically produced can be specified on the ingredients statements on the information panel.

As of October 21, 2002 the USDA "ORGANIC" seal can be used on the first two product categories, provided that the requirements of the NOP are complied with (UN, 9). UN refers to the United Nations World Food Report that is issued periodically by the United Nations.

THE ORGANIC AND NATURAL FOODS CONSUMER

The organic products industry is often portrayed, at least anecdotally, as a movement for affluent suburbanites who fit a predictable demographic profile: well-educated, high-income, liberal-leaning, females in their 30s or 40s with children. As the organic food movement strides into the mainstream, however, any effort to pigeonhole the organic consumer may lag behind reality. Fresh management has identified and believes it will find lucrative financial returns for the investors in the Company from looking beyond that stereotype to new market segments whose common traits are personal values rather than high-end addresses or advanced degrees.

In fact, the "traditional" organic consumer—that affluent suburban mother—may well reflect the current availability of organic foods as retailers choose premium locations, rather than define the market. "We think there's a general feeling that the organic consumer is Caucasian, female, suburban, and that's not true," says Laurie Demeritt, president and COO of The Hartman Group, based in Bellevue, Wash. "It's hard to identify the organic consumer these days, because it's becoming everyone. That said, we know there are geographic areas where there's heavy usage, but we can see that there's participation across groups not traditionally thought of as organic consumers."

Consumer studies, cited by the US Department of Agriculture's Economic Research Service, support the premise show organic and natural foods shoppers are both male and female, high- and low-income, young and old, college- and high school-educated.

Quickstats: The Many Faces of the Organic Shopper
- Percent of consumers with incomes under $12,500 who told the Economic Research Service that organic foods are "extremely important": 30%
- Percent of consumers with incomes over $50,000 who told Economic Research Service that organic foods are "extremely important": 14%
- Organic foods purchasers motivated by health and nutrition factors: 66% with a postgraduate education are less likely to purchase organic foods.

The Organic Food Consumer: Demographic Patterns

Certain consumer data shows surprising demographic patterns. According to a study by the Hartman Group, "some consumer segments with relatively lower incomes are apparently more entrenched buyers of organics and tend to have shopped for organics at retail outlets other than mainstream supermarkets." Within some demographic segments, consumers with incomes under $25,000 are just as likely as consumers with incomes over $50,000 to purchase organic produce. There are also no significant differences in organic purchasing behavior corresponding to gender, according to Thompson's survey of consumer research.

Demographic Consumer Patterns

- **Age** groups with the highest percentage of organic consumers are 18-29 and 40-49.
- **Purchasers** of organic produce have a lower average age (40.9 years) than purchasers of non-organic produce.
- **Education:** College-educated consumers are more likely to purchase organic food than those with no college education, but shoppers with a postgraduate education are less likely to purchase organic foods.
- **Household Size** is not a factor in organic purchasing; organic consumers are just as likely to live in a household without children under 18 as they are to live in a household with children.

OVERVIEW OF THE ORGANIC AND NATURAL MARKET

Market Profile

Natural and organic food sales represents less than 2% of total US food sales (US Agri-Food Market Profile), and total US food sales are estimated at $680 billion. In 2001, 8.3 percent growth was recorded for natural/organic products at retailers outlets and compared with the second-half 2001 non-organic food sales at the top 10 supermarket chains—an almost flat 0.1 percent (Natural Foods Merchandiser, June 2002).

- 69% of consumers now purchase natural product
- 63% buy organic foods and produce
- 64% take supplements
- 51% purchase functional foods and beverages
- 41& use soy foods and beverages

(Natural Food Merchandiser, Nutrition Business Journal & Progressive Grocer)

United States

The natural product industry sales were $34.7 billion in 2001. In 2001, natural and organic food together are a $16.2 billion market (natural food $11.6 billion and organic food $4.6 billion), with expected double-digit annual growth for the next several years (Natural Food Merchandiser 2002). This excludes the $18.5 billion functional foods segment. According to the Organic Consumer Trends 2001, retail sales of natural and organic foods should reach $20 billion in 2005.

The beginning industrialization and mainstreaming of natural and organic foods is present, but the category is still young and growing – which implies further expansion ahead (Adams, Harkness & Hill press release – March 29, 2002).

European Union

Organic food and beverage sales in Europe have almost reached $10 billion in 2001, which is less than 2% of the total food sales.

Industry Growth

According to a survey by Organic Consumer Trends (OCT) 2001, retail sales of organic products have grown at a compounded annual growth of 22.74% over the past ten years and by 24.72% over the last three years. According to OCT's 2001 Manufacturer's Market Survey, sales of U.S. manufactured organic products grew 38% during the prior year (36% annually over the past five years) as compared with an estimated 20 to 25 % annual growth for the organic market in general (UN, 10).

Factors associated with this growth include increased distribution into mass-market and natural food chains, more competitive prices, the entry of large mainstream manufacturers (such as General Mills, Kellogg Co., Mars Inc. and H.J. Heinz Co.), the growth of natural and organic companies, sophisticated advertising campaigns and the increased availability of organic ingredient supplies (Org. & Nat News 2000).

Natural food sales growth in 2001 was 17.3 percent. The fastest growing categories the *Natural Foods Merchandiser* "Market Overview" survey tracked were nutrition bars at 21 percent; food service at 16 percent, which includes deli, restaurant and juice bars; other beverages at 12 percent, which excludes dairy and nondairy beverages, beer wine, coffee and tea; and snack foods, 10 percent. Growth superstars in the organic foods category were food service, 37 percent; nutrition bars, 35 percent; snack foods, 29 percent; nondairy beverages, 26 percent; and packaged grocery, 23 percent (NFM 2002).

Demographics

Aging baby boomers, the rise in self-care, better understanding of the correlation between diet and health, favorable regulation and increased consumer understanding of the negative effects of pesticides, food additives and genetically engineered ingredients (AH&H) are some of the reasons why the natural and organic markets are realizing enormous growth. Aggressive targeted marketing and promotion by the retail sector, and the fact that the country's major food manufacturers are taking an increasing interest in developing organic product lines (UN, 2), all signal the advance from niche to mainstream.

People are aspiring to an organic lifestyle. That trend is driving deeper down our socioeconomic scale. So not just highly educated, higher-income people are interested in buying these products, but more middle-class and lower-middle-class consumers are aspiring to an organic lifestyle represented by these products. Buyers of organic products, both businesses and consumers, make purchasing decisions by considering not only price and quality, but also the perceived social and environmental benefits that organic production represents (Agricultural Outlook/June-July 2000).

Consumer Views

Consuming organic foods and beverages to ensure long-term health has become an American consumer passion, according to a national survey conducted for Walnut Acres (Organic Products Viewed as Healthier in America, National Products Industry Insider – July 1, 2002).

Of 1,000 American adults surveyed, 90 percent stated that lifestyle plays a critical role in determining long-term health, and 58 percent indicated they think about the future when making food choices. The majority of Americans (56 percent) believe that organic foods and beverages are healthier than non-organic products, and 57 percent believe that "eating and drinking organic foods and beverages from childhood helps protect people from possible health problems." Eighty-seven percent of organic shoppers buy organic because they believe organic food is safer (id.).

Parents are more likely to purchase organic products, with 89 percent of respondents who are parents stating they buy organic, and 68 percent of respondents indicating that they buy organic products because they are "better for me and my family." In addition, 68 percent of 18- to 24-year-olds purchase organic foods and beverages "every time" or "sometimes" when they shop (id.).

The study was conducted by RoperASW via telephone among a nationally representative sample of 1,000 adults, age 18 or older. The sample was collected March 1 to March 3 using Random Digit Dialing methodology. More results can be found on the Walnut Acres Web site (www.walnutacres.com) (id.).

Promotion and Consumer Education

As the organic/natural food movements flow to the mainstream, advertising and promotion play an increasing important role in the organic food trade. The intensity of such activities has increased considerably in recent years, as the conventional food sector has become more involved in organic and natural products (UN, 17).

There are several consumer movements and organizations that promote organic food and look after the interests of the organic consumer. *The Organic Consumers Association* (OCA) promotes food safety, organic farming and sustainable agricultural practices in the U.S. and internationally. Another is the *Organic Alliance*, which promotes the environmental and economic benefits of certified organic food production to farmers, processors, distributors, retailers, and consumers (UN, 17).

Distribution Channels

Traditionally, organic food products were sold outside the conventional distribution system through alternative channels, e.g. farm sales, open air markets, special grocery shops and natural product retailers. Likewise, most processing was done by small and medium-sized companies rather than by major food manufacturers.

As the organic food market has grown in recent years with sales moving toward mainstream retail trade venues, the conventional food industry has become more involved. The organic sector is furthermore undergoing a consolidation process through acquisition, mergers and alliances (UN 19).

Conventional retailers have begun integrating a wider selection of organic and natural products that now account for 49% of organic retail sales (US Embassy – *Organic production, consumption and standards in the US*).

OVERVIEW OF OUR BUSINESS

The business model that we employ is that of a wholesaler of organic food products. We have set out on a course to make our "Wings of Nature™" brand, a national brand of organic and natural foods that will attract consumers because of quality and price. In addition, we intend to set up a distribution network that will attract small and medium manufacturers to provide us with the highest quality unique products to sell through that distribution network. We believe that our management team is intimately knowledgeable about the functions of a wholesaler in the food industry. Ultimately, after two to three years of successful profitable operations, if that were to occur, we intend to eventually acquire manufacturers of the organic products that we will sell and become a fully integrated manufacturer servicing consumers through retail food outlets. These acquisitions will enable us to control the quality, consistency and cost of the organic products we sell. We believe such acquisitions will assure our customers and investors that we are committed long-term in our quest to dominate the exploding organic food marketplace.

The timing is important because we believe that the consumers that we have targeted are actively looking for quality organic food offerings, and the stores in which they shop are responding to their demands by allocating shelf space for this rapidly expanding segment of the food market.

In addition to organic foods distribution, we have purchased the exclusive rights to market and sell a soy based health drink. from SoySlim™ Corp. We believe that this is an important addition to the Fresh Harvest product line. The beverage category for health related product area is seeing double digit growth in the United States. The product, branded SoySlim™, has been tested and is ready to be introduced to consumers. We believe that there are many health benefits to the SoySlim™ formulation. The drink has a low glycemic index which will enhance the acceptance by consumers of this soy based health drink. The glycemic index or GI describes the different ways carbohydrates effect our bodies by ranking them according to their effect on our blood glucose levels. Choosing low GI carbohydrates - the ones that produce only small fluctuations in our blood glucose and insulin levels - is believed to be beneficial to long-term health by contributing to the reduction of the risk of heart disease and diabetes and a key to sustainable weight loss. Since taste has been shown to be important component of food products to the consumer, SoySlim™ has been tested in three flavors, vanilla, strawberry and chocolate. The market tests support the need for at least three flavors since the test subjects had preferences but they were evenly distributed between the three flavors.

With regard to the SoySlim™ product line, we intend to initially focus on women in two groups – young adults and women over the age of 38. The product will be offered as a supplement to their regular diets emphasizing the health benefits inherent in this formulation. Since the SoySlim™ products have a low glycemic index, we believe that it is therefore good for young adults who need to be conscious of their sugar intake. For the older group of women the product will be presented as a vehicle to help manage weight fluctuations associated with the onset of menopause and better bone health. If and when, this product has taken hold in the specific market segment the Company has targeted, we will then promote it to the general public as a proven healthy tasty, every day drink.

In addition to the distribution of organic foods and soy drink product, we intend to create a separate business model for a concept we have named Artisans Café™. We plan to operate this business as a separate wholly-owned subsidiary. Currently, our plan is to have free standing Artisan's Cafés that offer natural and organic fresh coffee, sandwiches, soups, health bars and other Fresh Harvest products to consumers while they shop in the supermarkets that carry our Fresh Harvest brand. We believe the Cafés will broaden the Company's ability to offer our product directly to consumers whether in a supermarket or eventually as a stand alone food shop.

Our Products

Our current product line is divided into three categories:

1. Fresh Harvest™ Health Bars – USDA Certified Organic

We use natural sweeteners such as Agave Syrup and brown rice syrup. These sweeteners have been chosen for the Fresh Harvest™ product line of Health Bars because they are naturally sweeter than sugar and are low in calories. The health benefit of a low calorie sweetener is obvious since the focus of healthy eating today is on the lowering the glycemic index which relates to control of diabetes and heart disease. Fresh Harvest sweeteners contain certain complex carbohydrates and nutrients which are absorbed more slowly by the body, and do not elevate blood sugar levels as much as other sweeteners. Fresh Harvest Health Bars have no refined sugar added, are cholesterol, trans fat and gluten free and low in sodium.

ALMOND RAISIN BARS - The rich flavor of Almond and Raisin results from the careful mixture of organic nuts, seeds & dried fruits which are blended with organic Agave syrup and organic brown rice syrup sweeteners.

CRANBERRY CRUNCH BARS - The rich flavor of Cranberry comes from the mixture of real organic cranberries, nuts & raisins which are blended with organic Agave syrup and organic brown rice syrup sweeteners.

NUTTY & SWEET BARS - The rich flavor of Nut & Sweets comes from the mixture of organic nuts, seeds & dried fruits blended with organic Agave syrup and organic brown rice syrup sweeteners.

MIX NUT - The rich flavor of Peanut comes from the mixture of organic nuts, seeds & dried fruits blended with organic Agave syrup and organic brown rice syrup sweeteners.

APPLE CINNAMON - The rich flavor of Apple Cinnamon comes from the mixture of organic nuts, seeds & dried fruits blended with organic Agave syrup and organic brown rice syrup sweeteners

COFFEE BARS:

- **ESPRESSO BAR -** The rich flavor of Espresso and Cocoa comes from the mixture of organic coffee beans, nuts & raisins blended with organic Agave syrup and organic brown rice syrup sweeteners.
- **CAPPUCCINO BAR -** The rich flavor of Cappuccino and Cinnamon comes from the mixture of organic roasted coffee beans, nuts and organic raisins which are blended with organic Agave syrup and organic brown rice syrup sweeteners.
- **CAFÉ MOCHA BAR -** The rich flavor of Café Mocha and Coconut comes from the mixture of organic nuts, dates, coconut, and roasted coffee beans blended with organic Agave syrup and organic brown rice syrup sweeteners.
- **RASPBERRY DECAFF BAR -** The rich flavor of Raspberry and Coffee comes from the mixture of organic nuts, dried raspberries, and roasted coffee beans that are decaffeinated and then blended with organic Agave syrup and organic brown rice syrup sweeteners.

2. Fresh Harvest Health Drinks

SOYSLIM™ VANILLA HEALTH DRINK - The rich smooth taste of organic grown vanilla beans from the Caribbean islands give the drink a texture of a milk shake

SOYSLIM™ CHOCOLATE HEALTH DRINK - The flavor of natural organically grown coco beans give the drink a taste of chocolate coco made at home

SOYSLIM™ STRAWBERRY HEALTH DRINK - The scent of a field of strawberries gives the drink the look and taste of a smoothie

3. Fresh Harvest Market Basket

OLIVE OILS: We have selected organic olive growers from those regions of the world renowned for the purity of product and family artisan methods of growing and packaging the highest quality olive oils.

California- The Fresh selections include Blood Orange, Ruby Grapefruit, and Meyer Lemon Olive Oil. These organic and natural extra virgin olive oils are unfiltered, and Estate bottled using traditional artisan methods.

Italy and Spain– Cold Pressed Extra Virgin – Special care has been taken by the grower of the land on which olives for Fresh are grown. The olives are hand picked at the precise moment of ripeness. This is fundamental in achieving the very best extra virgin olive oil for the customers of Fresh. The olives are cold pressed within 24 hours of picking. The grower uses rigorous quality controls and the most up to date technologies to process and package high quality, premium virgin olive oil. We believe that the Fresh Cold Pressed Extra Virgin Olive Oil is both healthy and flavorful.

TORTILLA CHIPS: We use organically grown corn that is kettle cooked in pure water and mixed with organic lime juice. The cooked corn is steeped in holding tanks for just the right amount of time, then stone ground in the traditional method used in old Mexico. The stone-ground corn is then oven-baked and fried to perfection in pure oleic safflower, sunflower, canola, and soybean oils...giving our healthy chips a truly authentic taste.

SALSA: Made with only the quality ingredients, grown and harvested in accordance with the California Organic Food Act of 1990, our salsas combine choice vegetables, tangy spices and savory herbs for a rich authentic taste.

COFFEE: Fresh Harvest Organic Coffees are made from organically grown shade protected select beans. Our brew master selects only the best organic beans. They are custom roasted by hand in small batches blending them to the Company's strict specifications. We offers Single Estate coffees of high quality. We use Certified Organic Coffee farmers use compost fertilizer made from the mulch of coffee cherries, cattle manure and residues from inter-planted crops (bananas, sugar cane, and cocoa among others) to produce a deep, rich level of topsoil; which gives the coffee plant the essential nutrients, providing a richer fuller taste.

Since pesticides are not used, the organic farmers introduce pest-rival species (ex. birds) to remove unwanted pests. Shade trees such as banana, plantain, mahogany, and other leguminous trees provide a canopy for the coffee trees that produce beans that meet our standards. The natural canopy prevents the sun from bleaching nutrients from the topsoil thereby providing a rich medium in which to grow the best organic coffee beans for our select coffees.

CHICKEN: Fresh Harvest poultry is Certified Organic by the USDA. These chickens are fed pure organic grain, raised in natural sunlight and allowed to roam inside and out their compound. It takes approximately 90 days for a bird to reach 2 ½ to 3 pounds at a rate of growth that is considered natural. Chickens offered by Tyson and Purdue are fed special growth feeds and are in an environment in which a complete lack of exercise is prevalent. One of their chickens takes 42 days (6 weeks) to grow a 2 ½ to 3 pounds. Our poultry and the farms that supply the Company birds are inspected by Organic Certifiers to ensure strict adherence to organic guidelines. Fresh Harvest poultry is prepared in a strictly kosher setting, further assuring the highest quality poultry available. The theme of this organic offering is "We aren't the cheapest, we're the best"!

CHEESE: We have chosen small artisan co-operatives in the mountains of Italy that hand-make their cheeses with local milk from farm animals which have been given Certified Organic feed. The processing, ripening and packing of these cheeses follow certified organic rules, which protect the environment, safeguard animal health and human health. The taste and quality of the Fresh Harvest family of cheeses is unsurpassed. Some of our planned organic cheese products include: Organic Parmigiano Reggiano, Organic Gorgonzola Dolce DOP and Organic Taleggio DOP.

Possible Future Products: We have a number of other product ideas that are in the concept stage of development. They include:

- Chocolates

    - Chocolate bars, chocolate covered almonds, nuggets, etc.
    - hot chocolate mixes that are lower in sugar, more natural flavor chocolate and fruit flavors

- Flavored Milks
- Drink Rimmers – Natural & Bubble Gum flavor, Purple Raspberry
- Peanut Butter, Almond Butter
- Cheese Snacks (Organic string cheese)
- Jams – less sugar, more fruit
- Seafood Nuggets – sweet & sour flavor
- Natural Range Feed Chicken Nuggets – high in flavor, low in fat
- Juices – ex. varietals apple juices, etc.

Our Artisan Café Concept

If and when we have had profitable operations of at least 12 months, of which we can give no assurance, we plan to develop an organic café as a wholly-owned subsidiary and have approached certain industry retailers about installing these organic cafés in their stores. Artisans Café (hereinafter "Artisans") will have fresh, tasty, natural, and as organic as possible, foods. These Cafes will be a cross between Starbucks and Whole Foods. The Café will simulate Starbucks atmosphere providing an environment that invites customers to stay awhile, eat, drink, relax, read, study or use the internet. The Whole Foods factor in the Café is the high quality of organic and natural foods that Fresh plans to offer giving customer's confidence that they are getting healthy, high quality food at great prices.

The competition in the organic and natural foods area consists mainly of Whole Foods and Wild Oats. However, this niche of an all organic café is an open playing field which Artisans intends on exploiting. The competition in the natural quick-casual restaurant area consists of O'Natural, which has just opened its fourth store. The stores are located in Maine and Massachusetts. Competitors in this field will have more experience, financial and personnel resources that we will have, and we can give you no assurance that we will be able to successfully compete in this area, or in any of business activities.

Once we have been able to place its product line on the retail shelf in a region, the we will research each market in which we have a presence and attempt to determine if an Artisans Café would succeed in that particular area.. We believe that the presence of a Café in an existing retailers store or adjacent to it will serve to drive the consumer to the retail shelf to purchase products they have experienced at a Café or try other organic offerings of our company.

Marketing and Distribution of Products

If significantly less than the maximum offering is completed, we will not be able to implement all facets of our marketing plan as described below. In that event, we will have to make a judgment at that time as to what would be the most effective way of applying the available proceeds to our marketing efforts.

We plan to use an aggressive marketing, advertising and PR campaign, incorporating both traditional and innovative face-to-face marketing. This plan will include both in-store and targeted local promotions and sampling programs. In-store efforts will include free samples, tastings, end-caps (cardboard displays that holds products located at the end of the aisles in the supermarkets) and traditional displays. We intend to work with each individual chain to place advertisements in store ROTO's (weekly 8 to 12 page sales newspapers sent to store customers), and use specific chain target marketing programs and sale/discounts.

Our in-store marketing efforts will use the store audio system to take advantage of that method of communicating "new news" about our company and our products. We plan to use check out lane video systems where available to expose customers to the Fresh Harvest product line. Our strategy is to develop a store specific program that taps into the store's target marketing/loyalty card system, which dispenses coupons for Fresh Harvest when similar products are purchased. Point-of-sale materials will be created including: recipes, shelf talkers, shelf coupon dispensers, and banners.

We have a marketing model that proposes that space for a Fresh Harvest "Power Station" be set aside. Our base criteria is that the store serve a very up-scale demographic such as Fairfield County, CT, Marin County, CA. or Bergen County, NJ. The Power Station would be a section of an aisle (4-6 feet) dedicated to Fresh Harvest products. The Company would supply staff to demonstrate how the Fresh products featured in this section can be used for family meals and children's lunches. On weekends and high volume shopping day's we intend to supply staff to perform cooking demos and other related functions such as health handouts and tips about the products. Alternatively, we will explore the economics and marketing benefits of our planned subsidiary, the Artisan Café (the "Café"), in providing store shoppers with a very unique exposure to healthy tasty organic foods while shopping. The Café concept is being developed to showcase Fresh products inside either stores that carry the Company's products or as stand alone outlets.

We have formulated an advertising and public relations campaign to create awareness and demand for our natural and organic products. These campaigns will be employed regionally (north east) and expand as new customers in other geographic regions are brought online. The organic food market in the U.S. is segmented. There is no dominant brand that spans across all categories. Fresh Harvest is working towards being the dominant brand in this food category. Conventional supermarkets are just now starting to allocate segmented space (mixed in with other products) to their organic food offerings but as of yet they have not designated an organic section in the stores. It is the belief of the Company that Fresh Harvest, given the capital to invest in marketing and advertising, can build, in the eyes of the consumer, an organic brand of food products that consumers will trust for quality and taste and opt to purchase because they will be at reasonably priced. Fresh Harvest is looking to capitalize on this expansion trend by bringing a unified brand name that consumers will recognize and trust.

If resources allow us, we will employ the use of celebrities as spokespersons to drive home the healthy benefits of the Fresh Harvest product line and create a brand image of quality and reasonable cost. Additionally, the Company has been in discussions with a number of high profile Chef's who would also act as spokespersons. We would use these qualified presenters in print ads, infomercials and other media endeavors.

We intend to support our advertising efforts with a public relations campaign that will be kicked off by sending product samples to many regional and national newspaper food editors, magazine food editors, and TV shows. Fresh has an entrée to women's entertainment programs such as "Live with Regis and Kelly" and will be actively pursuing these types of shows to present the benefits and uniqueness of the Company's products.

We plan to author editorials and send them to food magazines talking about the organic food market and why the Company's products are beneficial, unique and healthy for consumers. Fresh Harvest will give sample products directly to consumers from a booth in Grand Central Terminal, New York City.

We currently maintain a website for its product offerings. The universal resource locator ("URL") for this website is www.freshharvestproducts.com. This site is informational with no eCommerce capabilities at this time. The purpose of the site is to drive consumers to the stores that the Company services. The Company intends to implement more comprehensive database driven, dynamic, flash and eCommerce enabled website to replace the present site.

On February 27, 2006, we signed a one year Distribution Agreement with Haichel Esther, a small regional food and beverage distributor with a warehouse in Brooklyn, New York. Haichel Esther currently distributes and will be distributing Fresh Harvest health and coffee bars, coffee and tortilla chips and salsa to several stores, including: Duane Reade, Rite Aid, Gristedes Supermarkets of New York and all Kosher and "Mom & Pop" stores located in the five boroughs of New York. Haichel Esther has six months from the first delivery of product to exclusively maintain account control of the above listed stores, by demonstrating an ability to consistently sell products to such stores. Under the terms of the agreement, we will provide advertising, promotion, sampling, demo's, end caps, and any other kind of product support that may be required by each chain, within our discretion and that we consider reasonable by industry standards.

The improved eCommerce enabled site for the Fresh Harvest brand of products will promote and sell all of our available products. We intend for the site to have offerings including FAQ's concerning health issues and concerns for adults and children, new products and links to other sites that can save consumers money. We hope to include message boards available for visitors to talk to each other and when available health professionals to talk about health issues and organic foods.

We intend to promote our website through the use of strategic search engine placement, banner advertisements, cross marketing among other affiliated websites, an affiliate marketing program and placement of the website URL's on all product information, marketing materials, advertisements and Corporate literature.

We will attempt to achieve enhanced search engine placement by certain website design techniques including meta-tag saturation; routine, regimented search engine submission; keyword propagation; and for fee placement. The design of the pages within the website will include meta-tag under layers that allow the search engines' spiders to more readily find the website and its content. Our plan is to outsource search engine and keyword submission to one of several reputable companies that for a fee systematically submit website information and keywords to search engine and directory database management systems to ensure a higher placement of the Company's website in search results.

Banner advertisements will be purchased on a contractual, per impression basis for all of our websites to attract visitors from the population of web users that are not actively looking to purchase the Company's products. Banner placement and campaigns will be highly targeted in both their audience and in the sites in which they appear. For example, banner ads may appear in IVillage.com, Shape.com, Fitness.com, WeightWatchers.com or any number of sites targeting women, particularly women who are actively trying to change their lives and their appearance.

Suppliers of Ingredients and Packaging

Our natural and organic ingredients and supplies are obtained from various sources and suppliers located principally in the United States. There are certain products that are produced in Canada and others in Europe and Africa. Certain components of our packaging are sourced from the Far East.

We look to maintain long-term relationships with our suppliers. Purchase arrangements with ingredient suppliers are generally made annually and in the local currency of the country in which we purchase or operate. Purchases are made through purchase orders or contracts, and price, delivery terms and product specifications vary according to the area of the world in which we are conducting the business of the company.

Our organic and botanical purchasers visit major suppliers around the world annually to procure ingredients and to assure quality by observing production methods and provide these suppliers with our product specifications. We perform laboratory analyses on incoming ingredient shipments for the purpose of assuring that they meet both our own quality standards and those of the FDA and USDA.

Competition

We operate in highly competitive product markets. Some of these markets are dominated by competitors with greater resources. In addition, we compete for limited retailer shelf space for our products. Larger competitors include mainstream food companies such as Dean Foods, General Mills, Inc., Nestle S.A., Kraft Foods Inc., Groupe Danone, Kellogg Company, Unilever PLC, Pepsico, Sara Lee Corporation and large cereal producers such as Nature's Path and Kashi. Retailers also market competitive products under their own private labels such as Whole Foods which markets only its own brands in its own stores. Other well- known brands with which we compete are Newman's Own, Eden Foods and Walnut Acres.

We will be marketing soy beverages pursuant to our exclusive marketing and distribution agreement with SoySlim Corporation. The beverage market for soy beverages is large and highly competitive. Competitive factors in the soy beverage industry include product quality and taste, brand awareness among consumers, variety of specialty flavors, interesting or unique product names, product packaging and package design, supermarket and grocery store shelf space, alternative distribution channels, reputation, price, advertising and promotion. The soy beverage market, including both aseptic and refrigerated products, has shown sustained growth over the past several years. A statement by the FDA endorsing the heart healthy benefits of soy in October 1999 spurred the growth in both the aseptic and refrigerated segments. Aseptic soymilk is the more mature product category of the two and in recent years, additional larger competitors entered the category but have since exited the category after unsuccessful regional launches. WestSoy®

has taken advantage of the shelf space which became available and continues to be the number one and largest growing brand of aseptic soymilk in the grocery and natural channels. Other large competitors in the soy beverage category include 8th Continent, Silk Soy Milk and Vitasoy.

With regard to competition as it relates to are planned Artisans Cafés, please see "Our Product- Our Artisan Café Concept", above.

Regulations

Along with our manufacturers, brokers, distributors and co-packers, we are subject to extensive regulation by federal, state and local authorities. The federal agencies governing our business include the Federal Trade Commission ("FTC"), FDA, USDA, and Occupational Safety and Health Administration ("OSHA"). These agencies regulate, among other things, the production, sale, safety, advertising, labeling of and ingredients used in our products. Under various statutes, these agencies prescribe the requirements and establish the standards for quality, purity and labeling. Among other requirements, the USDA, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before these products can be marketed in the United States. In addition, advertising of our business is subject to regulation by the FTC. Our activities are also regulated by state agencies as well as county and municipal authorities. We are also subject to the laws of the foreign jurisdictions in which we manufacture and sell our products.

Independent Certification

We rely on independent certification, such as certifications of our products as "organic" or "kosher," to differentiate our products in natural and specialty food categories. The loss of any independent certifications could adversely affect our market position as a natural and specialty food company, which could harm our business.

We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. We utilize organizations such as Quality Assurance International (QAI) and Oregon Tilth to certify our products as organic under the guidelines established by the USDA. Similarly, we utilize appropriate kosher supervision organizations, such as The Union of Orthodox Jewish Congregations, The Organized Kashruth Laboratories, "KOF-K" Kosher Supervision, Kosher Overseers Associated of America and Upper Midwest Kashruth.

Trademarks and Trade Names

We believe that brand awareness is a significant component in a consumer's decision to purchase one product over another in the highly competitive food and beverage industry. Our trademarks and brand names for the product lines referred to herein are registered in the United States and we intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also may, if we deem it appropriate, copyright any our copyrightable artwork and package designs. We own the trademarks for our principal products, including Artisan Café, Fresh Harvest and Wings of Nature. SoySlim Corporation, from whom we have exclusive marketing and distribution rights regarding its soy based beverage products, holds a trademark for the name SoySlim.

Employees

Currently, our only employees are our two executive officers (whose employment is governed by employment agreements; see the section entitled "Executive Compensation-Employees and Employment Agreements", above), and our four administrative (non-executive) officers). Of these seven individuals, two are employed on a full-time basis; We anticipate retaining additional sales and marketing (as employees or consultants) and clerical personnel within the next 12 months, if and when our financial resources permit.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of the Prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Overview

We are a start-up, development stage company and have not generated any revenues from our organic food business operations nor have we raised any funds by way of equity since our inception on November 26, 2003, except for capital contributions of $68,768 from Michael Jordan Friedman and loans totaling $100,000 from Sarah Dumbrille, Charles Dumbrille, Linda Willis, Salvatore Cingari, Joseph Cingari and Thomas Cingari.

We were formed in New Jersey as a blank check company on April 21, 2005, under the name Serino 1, Corp. with no operations, assets or purpose other than purpose of seeking a privately held operating company as an acquisition or merger candidate. On December 16, 2005, we acquired Fresh Harvest Products, Inc., a New York corporation, , a development stage company in the organic food business, and absorbed its operations into our business. As a result of the acquisition, the controlling shareholders of the acquired company became the controlling shareholders of our company. The acquisition was considered a reverse acquisition for accounting and financial reporting purposes. The consolidated financial statements that are a part of this Prospectus include the accounts of our company since the acquisition (December 16, 2005) and the historical accounts of Fresh Harvest Products, Inc. the New York corporation since the date of its inception, November 26, 2003. All significant intercompany balances and transfers have been eliminated in consolidation.

After the acquisition, our business plan is to market and distribute (both domestic and imported) a line of organic food products. We intend our focus to be on the finding quality organic and artisan food products throughout the world. We plan that our Fresh Harvest branded organic food products will be produced by artisan farms, co-ops and families who have historically grown organic products. We initially plan to offer products that include: olive oils from Italy and Spain; coffee from South America, USA and Africa and Fresh Harvest Health Bars that have no sugar added, are cholesterol free, trans fat free, low in sodium and gluten free. In addition, we will be marketing, pursuant to an exclusive licensing and marketing license from SoySlim™, Inc., SoySlim™'s line of soy based food products. Our goal is to bring healthy, great tasting organic food products at affordable prices to the mass markets. All packaging has been previously designed and approved. We also plan to market and distribute a line of Fresh Harvest Health Bars once that product can be produced. We are now presenting the product line to select supermarkets chains in the eastern part of the United States. We have three trade names (Fresh Harvest™, Wings of Nature™ and SoySlim™).

Our financial statements contained in this Prospectus have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. Our consolidated statements indicate that we incurred net losses for the period from inception of November 26, 2003 to January 31, 2006 of $775,662

Our auditors have provided an explanatory note in our financial statements that indicates that we are a development stage company and our ability to continue as a going concern is dependent on raising additional capital to fund future operations and ultimately to attain profitable operations. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to implement our business plan and pay our bills. This is because we have not generated any significant revenues and no earnings are anticipated until our business operations become profitable. The auditors' note indicates that the their financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The explanatory paragraph further states that we have no current source of revenue, nor operations, and that without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

During the next 12 months, we have no material commitments for capital including but not limited to the purchase or sale of a plant or significant equipment. In addition, we do not expect to incur research and development costs within the next 12 months or have any significant changes in the number of our employees.

Plan of Operation for the Next Twelve Months

Our plan of operation for the twelve months following the date of this Prospectus is to prepare for the commencement of business operations. The process may include, but not exclusively, activities such as:

- Capitalization, including the completion of this offering our securities. Currently we do not have sufficient financial resources to implement or complete our business plan. We anticipate that we will need a minimum of $1,000,000 to satisfy our cash requirements over the next 12 months. We cannot be assured that revenue from operations, if any, will be sufficient to fund our activities during the next 12 months. Accordingly, if there is a shortfall of funds raised in this offering, we will have to seek alternates sources of capital—including private placements, a second public offering, and/or loans from officers and/or third party lenders. We can offer no assurance that we will be able to raise additional funds if needed, on acceptable terms to us or otherwise. If we are unsuccessful in our attempts to raise sufficient capital, we may have to cease operations or postpone our plans to initiate or complete our business plan. In that case, you may lose your entire investment in our company.

  - Completion of our website, www.freshharvestproducts.com which is currently under construction.
  - Establishing and/or solidifying relationships with growers of organic foods such as artisan farms, co-ops and farming families in America and throughout the world.
  - Establishing a distribution network for our products including supermarkets, independent grocers, food brokers and snack distributors
  - Produce products for presentation and sale to supermarkets and other retailers.
  - Conducting a search for new manufacturers and packaging companies
  - Commence marketing, advertising and promotion programs to increase brand equity and awareness.
  - Fill out management team and hire appropriate operating staff

We expect that we will be commencing operations by June 1, 2006. We expect that our business operations will become profitable by January 1, 2008. These are only estimates and no assurance can be given regarding either statement as to timing or actual eventuality.

We estimate that our working capital position, before the offering, of approximately $35,677 will only be sufficient to meet our short term cash needs for only approximately six weeks.

If we are unable to raise the required financing, we will be delayed in commencing our business plan.

Off Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

We maintain our corporate offices at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306. Our telephone number there is (201) 217-4137. A director provides us with this office space at no charge. We also maintain an administrative and sales office at 280 Madison Avenue, Suite 1005, New York, New York 10016. The phone number of that office is (212) 889-5904. An officer and director provides us with this office space at no charge. We do not currently maintain any other office facilities, and do not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future.

The only assets that we own are our trade mark and our trade names.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our shares of common stock are not listed for trading on any exchange or quotation service.

We have 53 registered holders of shares of common stock. Currently, there are no shares of preferred stock issued.

Future Sales by Existing Stockholders

A total of 16,166,840 shares of common stock are issued and outstanding. All of these shares of common stock are restricted from trading as provided for in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. Accordingly, the earliest that any of these shares will have been held for one year will be December 16, 2006. Accordingly, these shares of common stock are restricted from trading as these shareholders have held the shares for less than a year. After owning the restricted shares for one year, a shareholder can sell up to a maximum of 1% of the total number of shares issued and outstanding through a broker and subject to provisions of Rule 144. After owning the shares for two years, the shares will be free trading.

The above notwithstanding, shares purchased from the selling shareholders listed in this Prospectus as selling shareholders will be immediately resalable, and sales of all of our other shares, after applicable restrictions expire, could have a depressive effect on the market price of our common stock, and the shares being offered in this Prospectus, if one develops.

Penny Stock Rules

Trading in our securities, if it develops, is subject to the "Penny Stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $2.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer.

The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities.

The penny stock markets have suffered in recent years from fraud and abuse arising from one or a few broker dealers controlling the market for a security, high pressure sales tactics used by boiler room practices, manipulation of prices through pre-arranged transactions followed by a large volume sale by broker dealers, misleading information be disseminated, and excessive mark-ups and undisclosed bid-ask differentials by selling broker dealers.

EXPERTS

Our financial statements for the period from inception to January 31, 2006 included in this Prospectus have been audited by our independent public Accounting firm, as set forth in their report included in this Prospectus.

Thomas E. Boccieri, Attorney at Law of 561 Schaefer Avenue, Oradell, NJ 07647, 201-983-2024 has provided the legal opinion regarding the legality of the shares being registered.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On February 21, 2006, the client-auditor relationship between our Company and Gately & Associates, LLC ("Gately") ceased when our Board of Directors accepted Gately's February 21, 2006 letter of resignation as our auditors. To the knowledge of our current Board of Directors, Gately's report of the financial statements for the period from inception (April 21, 2005) through April 30, 2005 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for our ability to continue as a going concern.

During the audit of our Company's financial statements for the period from inception (April 21, 2005) through April 30, 2005 and the subsequent interim periods ending July 31, 2005 and October 31, 2005, Gately did not have any disagreements with us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and there were no "reportable events" with Gately as described in Items 304 (a) (1) (iv) and (v) of Regulation S-K, respectively.

Effective February 21, 2006, by a resolution of our board of directors, we engaged Moore & Associates, Charted, as our independent accountant for the two years ended October 31, 2005 and October 31, 2004, and the three months ended January 31, 2006. During the most recent fiscal year and any subsequent interim period prior to engaging Moore & Associates, Charted, we did not consult with Moore & Associates, Charted, regarding either (i) the application of accounting principals to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject matter of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). Moore & Associates, Charted has reviewed this disclosure required by Item 304(a) before it was filed with the Commission and has been provided an opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of our expression of its views, or the respects in which it does not agree with the statements made by us in response to Item 304(a). Moore & Associates, Charted did not furnish a letter to the Commission.

In addition to its letter of resignation, Gately provided us with a letter addressed to the SEC that was attached as an exhibit to our Form 8-K/A which was filed with the SEC on March 22, 2006. The letter does not contain any disagreements regarding the disclosure included in this section about our change in accountants.

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement we filed with the United States Securities and Exchange Commission. You should rely only on the information provided in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The selling security holders are offering to sell, and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of common stock. Applicable SEC rules may require us to update this Prospectus in the future.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statement or other information that we file with the Commission at the Commission's public reference rooms in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Commission at http://www.sec.gov. This Prospectus is part of a registration statement we filed with the Securities and Exchange Commission. The Prospectus and any accompanying Prospectus supplement do not contain all of the information included in the registration statement. We have omitted a few parts of the registration statement according to the rules and regulations of the Securities and Exchange Commission. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this Prospectus and any accompanying Prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents. We do not intend to distribute annual reports or audited financial statements to our shareholders. This information may be found in our filings with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

FRESH HARVEST PRODUCTS, INC.
AUDITED FINANCIAL STATEMENTS
AS OF OCTOBER 31, 2005

CONTENTS

MOORE & ASSOCIATES
CHARTERED ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors of
Fresh Harvest Products, Inc.:

We have audited the accompanying balance sheet of Fresh Harvest Products, Inc. as of October 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period since inception on November 26, 2003. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh Harvest Products, Inc. as of October 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada
November 9, 2005

2675 S. Jones Boulevard, Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

FRESH HARVEST PRODUCTS, INC.
Balance Sheet
(a development stage company)
October 31, 2005

ASSETS
  Current Assets

Cash in Bank	$ 30,235

  Other Assets

Deposits	2,675
Total Other Assets	2,675
TOTAL ASSETS	$ 32,910

LIABILITIES & STOCKHOLDERS' EQUITY
  Current Liabilities

Payroll Taxes Payable	$ 2,755
Loans Payable	3,700
Total Current Liabilities	6,455

  Long-Term Liabilities

Loans Payable	100,000
Total Liabilities	106,455

  Stockholders' Equity

Common Stock, Authorized 200,000,000 Shares, Issued and Outstanding: 10,891,557 Shares, Par Value $0.0001	1,089
Paid in Capital	101,671
Contributed Capital	68,768
Accumulated Deficit, October 31, 2005	(245,073)
Total Stockholders' Equity	(73,545)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 32,910

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Operations
(a development stage company)
For the period from November 26, 2003 (inception) to October 31, 2005

	Nov 1, 2004 to October 31, 2005	Since Inception [Nov 26, 2003] Through October 31, 2004	Since Inception [Nov 26, 2003] Through October 31, 2005
Revenue	$ 52	$ -	$ 52
Expenses			
Amortization	$ 200	$ 50	$ 250
General & Administrative	$ 183,559	$ 61,316	$ 244,875
Total Expenses	$ 183,759	$ 61,366	$ 245,125
Income (Loss) before Taxes	$ (183,707)	$ (61,366)	$ (245,073)
Provision for Income Taxes	$ -	$ -	$ -
Net Income (Loss)	$ (183,707)	$ (61,366)	$ (245,073)
Basic and Diluted Earnings (Loss) per Share	a	a	a
Weighted Average Number of Shares	10,891,557	9,479,179	10,891,557

a = Less than $0.01

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Stockholders' Equity
(a development stage company)
For the period from November 26, 2003 (inception) to October 31, 2005

	Common Shares	Stock Amount	Paid in Capital	Contributed Capital	Accumulated Deficit	Total
Shares Issued at Inception, November 26, 2003	9,390,000	$ 939	$ 34,471			$ 35,410
Contributed Capital at Inception, November 26, 2003				$ 25,956		25,956
Net Income (Loss), Inception to October 31, 2004					$ (61,366)	(61,366)
Shares Issued, February 2004	100,000	10	90			100
Share Issued, November 2004	60,000	6	54			60
Shares Issued, January 2005	50,000	5	995			1,0000
Shares Issued, April 2005	200,000	20	3,980			4,000
Shares Issued, May 2005	500,000	35	2,985			3,000
Contributed Capital, May 2005		15		6,965		7,000
Shares Issued, June 2005	4,000	0	400			400
Shares Issued, July 2005	265,000	27	26,473			26,500
Contributed Capital, July 2005				35,847		35,847
Shares Issued August 2005	25,000	3	2,497			2,500
Shares Issued September 2005	125,000	13	12,488			12,501
Shares Issued October 2005	172,557	17	17,238			17,255
Net Income (Loss), November 1, 2004 to October 31, 2005					(183,707)	(183,707)
Balance, October 31, 2005	10,891,557	$ 1,089	$ 101,671	$ 68,768	$ (183,707)	$(73,545)

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Cash Flows
(a development stage company)
For the period from November 26, 2003 (inception) to October 31, 2004

	November 1, 2004 to October 31, 2005	Since Inception [Nov 26, 2003] Through October 31, 2004	Since Inception [Nov 26, 2003] Through October 31, 2005
Operating Activities			
Net Loss	$ (183,707)	$ (61,366)	$ (245,073)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used for) Operations			
Amortization	200	50	250
Increase in Deposits	(2,675)		(2,675)
Increase in Payroll Taxes Payable	2,755		2,755
Increase in Loans Payable	3,700		3,700
Cash Provided by (Used for) Operations	(179,727)	(61,316)	(241,043)
Investing Activities			
Organization Costs	-	(250)	(250)
Financing Activities			
Increase in Loans Payable - Long Term	100,000		100,000
Sale of Common Stock	67,150	35,610	102,760
Contributed Capital	42,812	25,956	68,768
Cash Provided by (Used for) Financing Activities	209,962	61,566	271,528
Net Change in Cash	30,235	-	30,235
Beginning Cash	-	-	-
Ending Cash	$ 30,235	$ -	$ 30,235

The accompanying notes are an integral part of these statements

NOTE 1.   GENERAL ORGANIZATION AND BUSINESS

Fresh Harvest Products, Inc. (the Company) was incorporated under the laws of the state of New York on November 26, 2003. The Company was organized to market and distribute (both domestic and imported) a line of organic food products.

The Company has been in the development stage since inception and has no operations to date.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting are listed below.

Accounting Basis
The basis is United States generally accepted accounting principles.

Earnings per Share
The basic earnings (loss) per share is calculated by dividing the Company's net income(loss) available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the period shown.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
Advertising is expensed when incurred. There has been no advertising during the period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, or operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 4.   STOCKHOLDERS' EQUITY

Common Stock –all Common Stock has a par value of $0.0001.

In October 2005 the Company issued 172,557 shares of its par value common stock as signing bonuses to new managerial employees. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $17,255.

In September 2005 the Company issued 125,000 shares of its par value common stock for Board of Advisors Members. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $12,500.

In August 2005 the Company issued 25,000 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $2,500.

In July 2005 the Company issued 265,000 shares of its par value common stock for managerial, Board of Advisor Members web design, art work design and creation and financial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $26,500.

In June 2005 the Company issued 4,000 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $400.

In May 2005 the Company issued 500,000 shares of its par value common stock for managerial and financial services and Contributed Capital. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $3,000.

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
October 31, 2005

In April 2005 the Company issued 200,000 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $4,000.

In January 2005 the Company issued 50,000 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $1,000.

In November 2004 the Company issued 60,000 shares of its par value common stock for graphic and marketing services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $60.

In February 2004 the Company issued 100,000 shares of its par value common stock for Board of Advisor Member and other services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $100.

In November 2003 the Company issued 9,390,000 shares of its par value common stock for founders, investors and related services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $32,610.

During the month of July 2005, the Company received from its Chairman of the Board of Directors $35,847 in the form of Contributed Capital.

During the month of May 2005, the Company received from its Chairman of the Board of Directors $7,000 in the form of Contributed Capital.

During the period November 1, 2004 through October 31, 2005, the Company increased the number of shares issued by 90,000 to reflect adjustments made to prior Shareholders.

On November 26, 2003 (inception), the Company received from its sole officer and Director, $25,956 in the form of Contributed Capital.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company utilizes office space that is provided to it rent free by a Director. This Director has agreed not to charge rent and is not expecting payment from the Company for the office use, an amount of has been reflected in the financial statements as rent expense with is offset to Paid in Capital in the amount of $1,200 for the Fiscal Year Ended October 31, 2005.

NOTE 6.   PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. All of the expenditures thus far have been to organize the Company and will not be expensed for tax purposes until the Company has operations.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

Net changes in Deferred Tax Benefit less than valuation account	0
Current Taxes Payable	0

Net Provision for Income Taxes	0
	=========

NOTE 7.   REVENUE AND EXPENSES

The Company currently has no operations and no revenue.

NOTE 8.   OPERATING LEASES AND OTHER COMMITMENTS:

The Company also has no lease obligations.

NOTE 9.   THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148   *Accounting for Stock-Based Compensation-Transition and Disclosure*

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149   *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150   *Financial Instruments with Characteristics of both Liabilities and Equity*

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

FRESH HARVEST PRODUCTS, INC.
FINANCIAL STATEMENTS
AS OF JANUARY 31, 2006

CONTENTS

MOORE & ASSOCIATES
CHARTERED ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Fresh Harvest Products, Inc.
280 Madison Ave, Suite 1005
New York, NY 10016

We have reviewed the accompanying balance sheet of Fresh Harvest Products, Inc. as of January 31, 2006, and the related statements of income, retained earnings, and cash flows for the three months then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States). All information included in these financial statements is the representation of the management of Fresh Harvest Products, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
March 14, 2006

2675 S. Jones Boulevard, Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

FRESH HARVEST PRODUCTS, INC.
Balance Sheet
(a development stage company)
January 31, 2006

	January 31, 2006 Unaudited	October 31, 2005 Audited
ASSETS		
Current Assets		
Cash in Bank	35,677	30,235
Other Assets		
Deposits	2,675	2,675
Total Other Assets	2,675	2,675
TOTAL ASSETS	38,352	32,910
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Payroll Taxes Payable	18,733	2,755
Loans Payable	3,700	3,700
Total Current Liabilities	22,433	6,455
Long-Term Liabilities		
Loans Payable	500,000	100,000
Total Liabilities	522,433	106,455
Stockholders' Equity		
Common Stock, Authorized 200,000,000 Shares,		
Issued and Outstanding: 551,147 Shares,		
Par Value $0.0001	55	36
Paid in Capital	222,758	102,724
Contributed Capital	68,768	68,768
Accumulated Deficit, January 31, 2006	(775,662)	(245,073)
Total Stockholders' Equity	(484,081)	(73,545)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	38,352	32,910

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Operations
(a development stage company)
For the period from November 26, 2003 (inception) to January 31, 2006

	Three months ended January 31, 2006	Three months ended January 31, 2005	Since Inception [Nov 26, 2003] Through January 31, 2006
Revenue	$ 75	$ -	$ 127
Expenses			
Amortization			250
General & Administrative	530,664	9,326	775,539
Total Expenses	530,664	9,326	775,789
Income (Loss) before Taxes	(530,589)	(9,326)	(775,662)
Provision for Income Taxes	-	-	-
Net Income (Loss)	$ (530,589)	$ (9,326)	$ (775,662)
Basic and Diluted Earnings (Loss) per Share	a	a	a
Weighted Average Number of Shares	551,147	318,667	551,147

a = Less than $0.01

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Stockholders' Equity
(a development stage company)
For the period from November 26, 2003 (inception) to January 31, 2006

	Common Shares	Stock Amount	Paid in Capital	Contributed Capital	Accumulated Deficit	Total
Shares Issued at Inception, November 26, 2003	313,000	31	$ 35,379			$ 35,410
Contributed Capital at Inception, November 26, 2003				$ 25,956		25,956
Net Income (Loss), Inception to October 31, 2004					$ (61,366)	(61,366)
Shares Issued, February 2004	3,333	0	100			100
Share Issued, November 2004	2,000	0	60			60
Shares Issued, January 2005	1,667	0	1,000			1,000
Shares Issued, April 2005	6,667	1	3,999			4,000
Shares Issued, May 2005	16,667	2	2,998			3,000
Contributed Capital, May 2005		-	35	6,965		7,000
Shares Issued, June 2005	133	0	400			400
Shares Issued, July 2005	8,833	1	26,499			26,500
Contributed Capital, July 2005				35,847		35,847
Shares Issued August 2005	833	0	2,500			2,500
Shares Issued September 2005	4,167	0	12,500			12,500
Shares Issued October 2005	5,752	1	17,254			17,255
Net Income (Loss) October 31, 2005					(183,707)	(183,707)
Shares Issued November 2005	20,844	2	27,298			27,300
Shares Issued December 2005	166,907	17	77,736			77,753
Shares Issued January 2006	344	0	15,000			15,000
Net Income (Loss), November 1, 2005 to January 31, 2006					(530,589)	(530,589)
Balance, January 31, 2006	551,147	55	$ 222,758	$ 68,768	$ (775,662)	$ (484,081)

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Cash Flows
(a development stage company)
For the period from November 26, 2003 (inception) to January 31, 2006

	Three months ended January 31, 2006	Three months ended January 31, 2005	Since Inception [Nov 26, 2003] Through January 31, 2006
Operating Activities			
Net Loss	$ (530,589)	$ 9,326	$ (775,662)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used for) Operations			
Amortization	0	200	250
Increase in Deposits	0	0	(2,675)
Increase in Payroll Taxes Payable	15,978	0	18,733
Increase in Loans Payable	0	0	3,700
Cash Provided by (Used for) Operations	(514,611)	9,526	(755,654)
Investing Activities			
Organization Costs	-	-	(250)
Financing Activities			
Increase in Loans Payable - Long Term	400,000	0	500,000
Sale of Common Stock	120,053	2,550	222,813
Contributed Capital	0	6,526	68,768
Cash Provided by (Used for) Financing Activities	520,053	9,076	791,581
Net Change in Cash	5,442	0	35,677
Beginning Cash	30,235	-	-
Ending Cash	$ 35,677	$ -	$ 35,677

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2006

NOTE 1.   GENERAL ORGANIZATION AND BUSINESS

Fresh Harvest Products, Inc. (the Company) was incorporated under the laws of the state of New York on November 26, 2003. The Company was organized to market and distribute (both domestic and imported) a line of organic food products.

The Company has been in the development stage since inception and has no operations to date. The Company has merged with Serino 1, Corp., a public reporting New Jersey corporation. The Company has since become a New Jersey corporation.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting are listed below.

Accounting Basis
The basis is United States generally accepted accounting principles.

Earnings per Share
The basic earnings (loss) per share is calculated by dividing the Company's net income(loss) available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the period shown.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
Advertising is expensed when incurred. There has been no advertising during the period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, or operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 4.   STOCKHOLDERS' EQUITY

Common Stock –all Common Stock has a par value of $0.0001.

In January 2006 the Company issued 344 shares of its par value common stock for investors in the Company. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $15,000.

In December 2005 the Company issued 166,907 shares of its par value common stock as part of the Company merger with Serino, 1, Corp. and other services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $77,753.

In November 2005 the Company issued 20,844 shares of its par value common stock for investors in the Company. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $27,300.

In October 2005 the Company issued 5,752 shares of its par value common stock as signing bonuses to new managerial employees. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $17,255.

In September 2005 the Company issued 4,167 shares of its par value common stock for Board of Advisors Members. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $12,500.

In August 2005 the Company issued 833 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $2,500.

In July 2005 the Company issued 8,833 shares of its par value common stock for managerial, Board of Advisor Members web design, art work design and creation and financial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $26,500.

In June 2005 the Company issued 133 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $400.

In May 2005 the Company issued 16,667 shares of its par value common stock for managerial and financial services and Contributed Capital. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $3,000.

In April 2005 the Company issued 6,667 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $4,000.

In January 2005 the Company issued 1,667 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $1,000.

In November 2004 the Company issued 2,000 shares of its par value common stock for graphic and marketing services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $60.

In February 2004 the Company issued 3,333 shares of its par value common stock for Board of Advisor Member and other services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $100.

In November 2003 the Company issued 313,000 shares of its par value common stock for founders, investors and related services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $35,410.

During the month of July 2005, the Company received from its Chairman of the Board of Directors $35,847 in the form of Contributed Capital.

During the month of May 2005, the Company received from its Chairman of the Board of Directors $7,000 in the form of Contributed Capital.

During the period November 1, 2004 through October 31, 2005, the Company increased the number of shares issued by 90,000 to reflect adjustments made to prior Shareholders.

On November 26, 2003 (inception), the Company received from its sole officer and Director, $25,956 in the form of Contributed Capital.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Chief Executive Officer of the Company may be involved in other business activities. This person may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6.   PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. All of the expenditures thus far have been to organize the Company and will not be expensed for tax purposes until the Company has operations.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

Net changes in Deferred Tax Benefit less than valuation account	0
Current Taxes Payable	0
Net Provision for Income Taxes	0

NOTE 7.   REVENUE AND EXPENSES

The Company currently has no operations and no revenue.

NOTE 8.   OPERATING LEASES AND OTHER COMMITMENTS:

The Company has no lease obligations.

NOTE 9.   THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148   *Accounting for Stock-Based Compensation-Transition and Disclosure*

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149   *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150   *Financial Instruments with Characteristics of both Liabilities and Equity*

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.



FRESH HARVEST PRODUCTS, INC.

13,866,906 Shares of Common Stock

PROSPECTUS

_____, 2006

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Currently, neither the Registrant's certificate of incorporation, as amended, nor its by-laws provide for indemnification or exculpation for liability for its officers, directors and/or corporate agents. However, the Registrant's management, because of its majority interest of the Registrant's common stock outstanding, can take the necessary actions to amend the Registrant's certificate of incorporation and by-laws to provide for such protections for its officers, directors and/or corporate agents. Below is a summary of the sections of the New Jersey Business Corporation that provide for such protections.

Section 14A:3-5(2) of the New Jersey Business Corporation Act (the *"Act"*) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a corporate agent (i.e., a director, officer, employee or agent of the corporation or a director, officer, trustee, employee or agent of another related corporation or enterprise), against reasonable costs (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that the conduct was unlawful.

Section 14A:3-5(3) of the Act empowers a corporation to indemnify a corporate agent against reasonable costs (including attorneys' fees) incurred by him or her in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of the fact that he or she is or was a corporate agent, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of New Jersey or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 14A:3-5(4) of the Act provides that to the extent that a corporate agent has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) incurred by him or her in connection therewith. Section 14A:3-5(8) provides that the indemnification provided for by Section 14A:3-5 shall not be deemed exclusive of any rights to which the indemnified party may be entitled, with certain exceptions. Section 14A:3-5(9) empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or expenses incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities and expenses under Section 14A:3-5.

Section 14A:2-7 of the Act provides that a New Jersey corporation's "certificate of incorporation may provide that a director or officer shall not be personally liable, or shall be liable only to the extent therein provided, to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. As used in this subsection, an act or omission in breach of a person's duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest."

The general effect of the foregoing, if the aforementioned corporate changes are effected, would be to indemnify a control person, officer or director from liability, thereby making the Registrant responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, that may be permitted to directors or officers under New Jersey, we have been informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Other Expenses of Issuance and Distribution

The Registrant will pay all expenses in connection with the registration and sale of the common stock by both FRESH HARVEST and the selling stockholders. The estimated expenses of issuance and distribution (assuming all shares offered are sold) are set forth below.

Expense	Cost	
SEC registration fee	$5,000.00	estimated
Transfer Agent fee	$1,500.00	estimated
Printing expenses	$1,500.00	estimated
EDGAR filing fees	$1,000.00	estimated
Accounting fees and expenses	$5,000.00	estimated
Legal fees and expenses	$10,000.00	estimated
Total (estimate)	$24,000.00	estimated

Recent Sales of Unregistered Securities

In the past three fiscal years, the Registrant has sold the following securities that were not registered under the Securities Act of 1933.

On December 16, 2005, the Registrant issued 383,628 shares of its common stock to the shareholders of the Fresh Harvest Products, Inc. (the NY company)("Fresh Harvest-NY") for the acquisition of all of its outstanding shares (383,628) pursuant to the terms of the share exchange agreement. In addition, on the same date, the Registrant issued an additional 165,532 shares of its common stock to Illuminati International, Corp. (an affiliate of the principal and founding shareholder of the Registrant) in consideration of that principal and founding shareholder retiring his founding shares. The Registrant relied upon Section 4(2) of the Securities Act of 1933, as amended, for the applicable exemption to issue the unregistered shares. The share certificates representing the shares have been legended with the applicable trading restrictions. The list of shareholders, the number of shares exchanged and the number of shares received are listed in the following table.

Shareholders	Shares Exchanged	Percentage of Total Shares	Shares Received
Michael Jordan Friedman	114,000	20.76%	114,000
Jennifer Blakeman	1,000	0.18%	1,000
Marcia Roberts	81,667	14.87%	81,667
Illuminati	*	30.14%	165,532*
Dom Cingari	33,333	6.07%	33,333
William Bodine(1)	5,085	0.93%	5,085
Robert C. Willis	100,000	18.21%	100,000
Greg Katsaros	1,167	0.21%	1,167
Jay Odintz	10,000	1.82%	10,000
Robert Guerra	6,667	1.21%	6,667
Jenny Carter	3,333	0.61%	3,333
Larry Kremer	1,667	0.30%	1,667
Karen Barben	833	0.15%	833
Bob Shivers	833	0.15%	833
Joe Levy	1,667	0.30%	1,667
Cambria-Pacific	1,667	0.30%	1,667
Salvatore J. Cingari	1,667	0.30%	1,667
Joseph Cingari	865	0.16%	865
Roman Mayer	100	0.02%	100
Sarah Dumbrille	133	0.02%	133
Will Mansour	1,300	0.24%	1,300
Nick Paonessa	333	0.06%	333
Mark Faverman	1,667	0.30%	1,667
Steven Friedman	3,333	0.61%	3,333
Linda Willis	3,333	0.61%	3,333
Rebecca Willis	3,333	0.61%	3,333
Ned Visser	833	0.15%	833
Peter Lobel	833	0.15%	833
Harry Topalian	833	0.15%	833

Joseph Ackilli	833	0.15%	833
Lisa & Stephen Brown	156	0.03%	156
John Galatro	156	0.03%	156
Lazaros Ouzounidis	313	0.06%	313
Christopher Vento	344	0.06%	344
Lisa Evanko	31	0.01%	31
Goliath Development, LLC	313	0.06%	313
TOTAL	549,160	100.00%	549,160

*An affiliate of this shareholder, Vincent L. Verdiramo, the founding and sole shareholder of the Registrant before the merger, retired to treasury 100,000 of his 100,000 shares of the Registrant in connection with the exchange of shares. Illuminati, Inc. received these shares in consideration of Vincent L. Verdiramo retiring the 100,000 shares and not as a result of the exchange of shares.

Other unregistered shares were issued as compensation for services as follows:

On February 1, 2006, the Company issued 1,464,904 stock for services rendered to the Company by 25 individuals, collectively valued at $14,649 or $.01 per share.

Name	Number of Shares
Robert Gilbert	633,334
Salvatore J.Cingari	48,333
Joseph Cingari	25,073
Harry Topalian	24,167
Joseph Ackilli	24,167
Roman Mayer	2,900
Greg Katsaros	33,833
Larry Kremer	48,333
Cambria Pacific	48,333
Jay Odintz	290,000
Sarah Dumbrille	5,687
Will Mansour	37,700
Nick Paonessa	9,667
Lisa & Stephen Brown	4,532
John Galatro	4,531
Lazaros Ouzinidis	9,062
Chris Vento	10,313
Lisa Evanko	1,876
Daniel J. Fedele	9,375
Goliath Development, LLC	10,313
Steven Friedman	96,667
Joe Levy	48,333
Dominic Mezzapelle	9,375
Jennifer Blakeman	29,000

Additionally, on February 1, 2006, the Company issued 4,113,855 shares of restricted common stock to officers and major shareholders for services rendered to the Company, collectively valued at $41,138.55 or $.01 per share.

Michael Jordan Friedman	2,886,000
Dom Cingari	966,667
William Bodine (1)	261,188

(1) Mr. Bodine resigned as an officer and director prior to the filing of this Form SB-2 Registration Statement. These shares were cancelled in connection with this resignation by agreement between the parties.

Additionally, on February 1, 2006, the Company issued 4,772,762 shares of restricted common stock to principal shareholders for services rendered to the Company, collectively valued at $47,727.62 or $.01 per share.

Marcia Roberts	1,668,337
Illuminati	3,104,425

On February 6, 2006, the Company issued 1,370,000 shares of restricted common stock to officers and directors for services rendered to the Company, collectively valued at $13,700.00 or $.01 per share.

Michael Jordan Friedman	1,170,000
Dom Cingari	200,000

On February 6, 2006, the Company issued 1,443,853 shares of restricted common stock to other major shareholders for services rendered to the Company, collectively valued at $14,438.53 or $.01 per share

.

Marcia Roberts	700,000
Illuminati International, Corp.	743,853

Between February 16, 2006 and April 3, 2006 the Company issued 2,718,891 shares of restricted common stock to 18 individuals or entities for services provided to the Company valued at $27,188.91 or $.01 per share.

Illuminati International, Corp.	788,190
John Banigan	250
Thomas Boccieri	50,000
Michael Evanchik	10,000
Greg Katsaros	15,000
Barbara Conetta	9,375
Joann Wolff	938
Nancy Cingari	938
US Euro Consulting	200,000
Judith Eaton	200,000
Roman Mayer	4,750
William Drago	4,688
Thomas Drago	4,687
Ronald Vitro	3,750
Russell Heaton	25,000
David Mezzappelle	1,325
Millenium Capital Quest Corp.	400,000

In addition to the aforementioned recent unregistered shares of common stock listed above, in February, 2006, the Registrant issued 1,000,000 of it shares of common stock to SoySlim™ Corporation in a private transaction in consideration for SoySlim Corporation granting the Registrant an exclusive marketing and distribution license for its line of soy products.

FRESH HARVEST relied upon Section 4(2) of the Securities Act of 1933, as amended, promulgated pursuant to that Act by the Securities and Exchange Commission. Management is satisfied that the requirements of the exemption from the registration of the Securities Act of 1933, as amended, have been fully complied with. The offering was not a public offering and was not accompanied by any general advertisement or any general solicitation. The share certificates representing the shares have been legended with the applicable trading restrictions.

EXHIBITS

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits have been included unless otherwise noted.

Exhibit	Description	
3.1a	Certificate of Incorporation	Filed (1)
3.1b	Certificate of Amendment of Certificate of Incorporation	Filed (1)
3.1c	Certificate of Amendment of Certificate of Incorporation	Filed (2)
3.2	By-Laws	Filed (1)
5.1	Legal Opinion of Thomas E. Boccieri, Esq.	Included
10.1	Merger Agreement between Serino 1, Corp. and Fresh Harvest Products, Inc. (the NY corporation)	Filed (2)
10.2	Friedman Employment Contract	Filed (2)
10.3	Cingari Employment Contract	Filed (2)
10.5	March 20, 2006 Purchase Order	Included
10.6	June 1, 2005 Sarah Dumbrille Loan Agreement	Included
10.7	June 8, 2005 Linda Willis Loan Agreement	Included
10.8	July 21, 2005 Richard Charles Philip Dumbrille Loan Agreement	Included
10.9	October 1, 2005 Joseph Cingari Loan Agreement	Included
10.10	October 3, 2005 Salvatore Cingari Loan Agreement	Included
10.11	October 3, 2005 Thomas Cingari Loan Agreement	Included
10.12	Form of Subscription Agreement	Included
10.13	Distribution Agreement	Included
14	Code of Ethics	Included
16	Letter by former CPA	Filed (3)
23.1	Consent of Moore & Associates Chartered	Included
23.2	Consent of Thomas E. Boccieri, Esq.	Included
99.1	Trademarks and Trade Names	Included

(1) Previously by the Registrant on its Form 10SB posted June 29, 2005.
(2) Previously by the Registrant on its Form 8 K posted January 27, 2006.
(3) Previously by the Registrant on its Form 8 K/A posted March 24, 2006.

UNDERTAKINGS

Regarding indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, FRESH HARVEST will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act if 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes:

1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
    b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
    c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

2.   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.   For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    a. any preliminary prospectus or prospectuses of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
    b. any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
    c. the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
    d. any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.   That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 340A, will be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this amended Form SB-2 Registration Statement and has duly caused this Form SB-2 Registration Statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York on this 12th day of May 2006.

Fresh Harvest Products, Inc.

By:/s/Michael Jordan Friedman

President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, the following persons in their capacities and on the dates indicated have signed this Form SB-2 Registration Statement:

Signature	Title	Date
/s/Michael Jordan Friedman	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors	May 12, 2006
/s/Dominick Cingari	Chief Operating Officer and Director	May 12, 2006
/s/Jay Odintz	Director	May 12, 2006
/s/Richard Verdiramo	Director	May 12, 2006

Exhibit Index

Exhibit	Description	
3.1a	Certificate of Incorporation	Filed (1)
3.1b	Certificate of Amendment of Certificate of Incorporation	Filed (1)
3.1c	Certificate of Amendment of Certificate of Incorporation	Filed (2)
3.2	By-Laws	Filed (1)
5.1	Legal Opinion of Thomas E. Boccieri, Esq.	Included
10.1	Merger Agreement between Serino 1, Corp. and Fresh Harvest Products, Inc. (the NY corporation)	Filed (2)
10.2	Friedman Employment Contract	Filed (2)
10.3	Cingari Employment Contract	Filed (2)
10.5	March 20, 2006 Purchase Order	Included
10.6	June 1, 2005 Sarah Dumbrille Loan Agreement	Included
10.7	June 8, 2005 Linda Willis Loan Agreement	Included
10.8	July 21, 2005 Richard Charles Philip Dumbrille Loan Agreement	Included
10.9	October 1, 2005 Joseph Cingari Loan Agreement	Included
10.10	October 3, 2005 Salvatore Cingari Loan Agreement	Included
10.11	October 3, 2005 Thomas Cingari Loan Agreement	Included
10.12	Form of Subscription Agreement	Included
10.13	Distribution Agreement	Included
14	Code of Ethics	Included
16	Letter by former CPA	Filed (3)
23.1	Consent of Moore & Associates Chartered	Included
23.2	Consent of Thomas E. Boccieri, Esq.	Included
99.1	Trademarks and Trade Names	Included

(1) Previously by the Registrant on its Form 10SB posted June 29, 2005.
(2) Previously by the Registrant on its Form 8 K posted January 27, 2006.
(3) Previously by the Registrant on its Form 8 K/A posted March 24, 2006.